As filed with the Securities and Exchange Commission on April 26, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLUELINX HOLDINGS INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5031	77-0627356
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

4300 Wildwood Parkway
Atlanta, Georgia 30339
(404) 953-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Sara E. Epstein
Senior Counsel
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
(404) 953-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies of Communications to:
David W. Ghegan, Esq.
Patrick W. Macken, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308
(404) 885-3000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price	Fee
Rights to purchase common stock	(1)	—	—	—(2)
Common stock, $0.01 par value per share, underlying the subscription rights	[ • ]	$[ • ]	$60,000,000	$6,966.00(3)
Total			$60,000,000	$6,966.00

(1)	Evidencing the right to subscribe for [ • ] shares of common stock, par value $0.01 per share.

(2)	The subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the subscription rights being offered hereby since the subscription rights are being registered in the same registration statement as the securities to be offered pursuant thereto.
(3)	Represents the aggregate gross proceeds from the exercise of the maximum number of rights that may be issued.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2011

PRELIMINARY PROSPECTUS

UP TO [ • ] SHARES
OF COMMON STOCK ISSUABLE UPON THE EXERCISE
OF SUBSCRIPTION RIGHTS AT $[ • ] PER SHARE

We are distributing, at no charge to our stockholders, transferable subscription rights to purchase up to an aggregate of [ • ] shares of common stock at a price of $[ • ] per whole share. We refer to this offering as the “rights offering.” We are offering to each of our stockholders one subscription right for each full common share owned by that stockholder as of the close of business on [ • ], 2011, the record date. Each subscription right will entitle its holder to purchase [ • ] of a share of our common stock. The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on [ • ], 2011. Additionally, stockholders may over-subscribe for additional shares of common stock, although we cannot assure you that we will fill any over-subscriptions.

To the extent you properly exercise your over-subscription privilege for an amount of shares of common stock that exceeds the number of the unsubscribed shares available to you, the subscription agent will return to you any excess subscription payments, without interest or penalty, as soon as practicable following the expiration of the rights offering. We are not requiring a minimum individual or overall subscription to complete the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering. We have engaged Registrar and Transfer Company to serve as the subscription agent and Eagle Rock Proxy Advisors, LLC as information agent for the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering.

Our obligation to close the rights offering and issue the shares subscribed for in the rights offering is subject to the Company’s satisfaction or waiver of certain liquidity improvement initiatives. See “Questions and Answers Relating to the Rights Offering — Are there any conditions to completing the rights offering?”

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on [ • ], 2011, but we may extend the rights offering for additional periods ending no later than [ • ]. Our disinterested directors may cancel the rights offering for any reason at any time before it expires. If we cancel the rights offering, the subscription agent will return all subscription payments received, without interest or penalty, as soon as practicable.

We have entered into an investment agreement (the “Investment Agreement”) with Cerberus ABP Investor LLC (“Cerberus”) who beneficially owns approximately 55% of our common stock before giving effect to the rights offering, under which, subject to the terms and conditions thereof, Cerberus has agreed to purchase from us, at the rights offering subscription price, unsubscribed shares of our common stock such that gross proceeds of the rights offering will be no less than $60.0 million. As a stockholder of the Company as of the record date and pursuant to the Investment Agreement, Cerberus will have the right to subscribe for and purchase shares of our common stock under the basic subscription right, although it will not have the right to participate in the over-subscription privilege. In addition, Cerberus will only purchase unsubscribed shares to the extent they are not purchased by other stockholders in connection with the over-subscription privilege. The purchase of any shares by Cerberus, whether pursuant to the Investment Agreement or upon exercise of rights, would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, would not be registered pursuant to the registration statement of which this prospectus forms a part. We refer to Cerberus as the “backstop purchaser.”

You should carefully consider whether to exercise your subscription rights before the rights offering expires. All exercises of subscription rights are irrevocable. The purchase of shares of common stock involves a high degree of risk.

You should read “Risk Factors” beginning on page 9. Our board of directors is making no recommendation regarding your exercise of the subscription rights.

The subscription rights are transferable, and we expect to list such rights for trading on the New York Stock Exchange under the symbol “BXC RT”; however, we cannot assure you that a market for the rights will develop. The shares of common stock to be issued upon exercise of the subscription rights, like our existing shares of common stock, will be listed for trading on the New York Stock Exchange under the symbol “BXC.” The last reported sales price of our common stock on April 25, 2011 was $3.77 per share.

This is not an underwritten offering. The shares of common stock are being offered directly by us without the services of an underwriter or selling agent.

	Per Share		Total

Subscription Price	$	[ • ]		$60,000,000
Estimated Expenses	$	[ • ]	$	[ • ]

Proceeds to Us	$	[ • ]	$	[ • ]

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2011.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or the time of any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to the “Company,” “BlueLinx,” “we,” “us” and “our” refer to BlueLinx Holdings Inc. and our wholly owned subsidiary, BlueLinx Corporation, except that in the discussion of our subscription rights and capital stock and related matters, these terms refer solely to BlueLinx Holdings Inc. and not to its subsidiary.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will be,” “will likely continue,” “will likely result” or words or phrases of similar meaning. All of these forward-looking statements are based on estimates and assumptions made by our management that, although believed by us to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, strategy or actual results to differ materially from the forward-looking statements. We operate in a changing environment in which new risks can emerge from time to time. It is not possible for management to predict all of these risks, nor can it assess the extent to which any factor, or a combination of factors, may cause our business, strategy or actual results to differ materially from those contained in forward-looking statements. Factors you should consider that could cause these differences include, among other things:

•	changes in the prices, supply and/or demand for products which we distribute, especially as a result of conditions in the residential housing market;

•	inventory levels of new and existing homes for sale;

•	general economic and business conditions in the United States;

•	the financial condition and credit worthiness of our customers;

•	the activities of competitors;

•	changes in significant operating expenses;

•	fuel costs;

•	risk of losses associated with accidents;

•	exposure to product liability claims;

•	changes in the availability of capital and interest rates;

•	immigration patterns and job and household formation;

•	our ability to identify acquisition opportunities and effectively and cost-efficiently integrate acquisitions;

•	adverse weather patterns or conditions;

•	acts of war or terrorist activities;

•	variations in the performance of the financial markets, including the credit markets;

•	failure to close the rights offering on the terms discussed herein;

•	failure of the rights offering to be consummated if the conditions to the rights offering set forth in this prospectus are not satisfied;

•	failure of the backstop commitment to be consummated if the conditions in the Investment Agreement are not satisfied; and

•	the risk factors described herein under “Risk Factors” and the risk factors discussed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the year ended January 1, 2011.

Given these risks and uncertainties, we caution you not to place undue reliance on forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, shares of our common stock and our business.

What is the rights offering?

We are distributing, at no charge, to holders of our shares of common stock, transferable subscription rights to purchase shares of our common stock. We are offering to each of our stockholders one subscription right for each full common share owned by that stockholder as of the close of business on [ • ], 2011, the record date. Each subscription right will entitle its holder to purchase [ • ] of a share of our common stock. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, as described below. The shares of common stock to be issued upon exercise of the subscription rights, like our existing shares of common stock, will be listed for trading on the New York Stock Exchange under the ticker symbol “BXC.”

What is the basic subscription right?

The basic subscription right gives our stockholders the opportunity to purchase [ • ] shares of common stock at a subscription price of $[ • ] per whole share. We have granted to you, as a stockholder of record on the record date, one subscription right for every share of our common stock you owned at that time. Fractional shares or cash in lieu of fractional shares will not be issued in the rights offering. Instead, fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

We determined the ratio of rights required to purchase one share by dividing $60,000,000 by the subscription price of $[ • ] to determine the number of shares to be issued in the rights offering and then dividing the number of shares to be issued in the rights offering by the number of shares of our common stock outstanding on the record date. Accordingly, each subscription right allows the holder thereof to subscribe for [ • ] of a share of common stock at the cash price of $[ • ] per whole share. As an example, if you owned 1,000 shares of our common stock on the record date, you would receive 1,000 subscription rights pursuant to your basic subscription right that would entitle you to purchase [ • ] shares of common stock ([ • ] rounded down to the nearest whole share) at a subscription price of $[ • ] per whole share.

You may exercise all or a portion of your basic subscription right or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares of common stock under your over-subscription privilege.

If you hold a BlueLinx stock certificate, the number of shares of common stock you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee who uses the services of the Depository Trust Company (“DTC”), you will not receive a rights certificate. Instead, DTC will issue one subscription right to your nominee record holder for every share of our common stock that you own at the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of common stock that our other stockholders do not purchase through the exercise of their basic subscription rights. You should indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares of common stock you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If over-subscription requests exceed the number of shares available, however, we will allocate the available shares pro rata among the stockholders exercising the over-subscription privilege in proportion to the number of shares of our common stock each of those stockholders owned on the record date, relative to the number of shares owned on the record date by all stockholders exercising the over-subscription privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares of common stock than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder over-subscribed, and the remaining shares will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed shares of common stock before the rights offering expires, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that may be available to you (i.e., the aggregate payment for both your basic subscription right and for any additional shares you desire to purchase pursuant to your over-subscription request). See “The Rights Offering — The Subscription Rights — Over-subscription Privilege.” Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Fractional shares of common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share. Registrar and Transfer Company, our subscription agent for the rights offering, will determine the over-subscription allocation based on the formula described above.

Under the terms of the Investment Agreement, Cerberus will not have the right to exercise the over-subscription privilege associated with the rights.

Why are we conducting the rights offering?

We believe raising capital through this rights offering as compared to other methods, such as an underwritten public offering of our common stock, has the advantage of providing our stockholders the opportunity to participate in this transaction on a pro rata basis and, if all stockholders exercise their rights, avoid dilution of their ownership interest in the Company.

Our sales depend heavily on the strength of national and local new residential construction and home improvement and remodeling markets which have been experiencing one of the most severe housing downturns in United States history. Our results of operations have been severely adversely affected by this historic downturn with our net sales decreasing from approximately $4.9 billion for our fiscal year ended December 30, 2006 to $1.8 billion for our fiscal year ended January 1, 2011. As a result of the weakened demand environment in the housing market we have undertaken a number of initiatives to control costs and decrease our operating expenses. However, we have still seen a significant drop in net income from $15.8 million for the fiscal year ended December 30, 2006 to a net loss of $53.2 million for the fiscal year ended January 1, 2011.

We depend on cash flow from operations and funds available under our revolving credit facility to finance working capital needs and capital expenditures. We had approximately $103.4 million of excess availability under our amended revolving credit facility as of January 1, 2011. Excess liquidity likely will continue to decrease while we and our industry begin to recover from this historic housing market downturn. While we believe that the amounts available from our revolving credit facility and other sources will be sufficient to fund our routine operations and capital requirements for the next 12 months, we are conducting this rights offering to provide us with greater financial flexibility and a stronger liquidity position. We expect to receive net proceeds from the rights offering of approximately $58.5 million, after paying associated expenses. The net proceeds will provide us with more financial and operating flexibility that we believe will allow us to strategically expand our business. We will continue to aggressively manage both our working capital and our operating expenses. In the event that economic conditions, especially those relating to the housing market do not improve, the net proceeds will increase our excess liquidity which we can use to help pay operating expenses and pay down debt.

How was the $[ • ] per share subscription price determined?

We engaged Moelis & Company LLC (“Moelis”) to act as our financial advisor in connection with the rights offering to provide, among other things, advice with respect to the structure and terms of the rights offering. The subscription price was approved by the disinterested members of our board of directors who are not affiliated with, and do not have a financial interest in, Cerberus, Capital Management, L.P. and its affiliated management companies (collectively, “Cerberus Capital Management”). Cerberus Capital Management controls Cerberus, the entity that, at the request of the disinterested directors, has agreed to backstop this offering subject to the terms and conditions in the Investment Agreement. In evaluating the subscription price, the disinterested directors considered, among other things, (i) the current and historical trading prices of our common stock, (ii) the price at which stockholders might be willing to participate in the rights offering, (iii) the likely cost of capital from other sources and our ability to access such capital, (iv) comparable precedent transactions, and (v) the price at which a party would be willing to backstop the rights offering.

After consulting with legal counsel, financial advisors and the disinterested directors, management proposed an acceptable range of subscription prices and pursued negotiations with potential backstop providers through representatives of Moelis. No person contacted by Moelis or the Company was willing to backstop the rights offering on terms and conditions acceptable to us. The disinterested directors also asked Moelis to approach Cerberus to discuss the potential backstop in the event the Company could not find a party willing to backstop the rights offering on terms acceptable to the Company. The disinterested directors believed that Cerberus’ familiarity with and current ownership position in the Company would help accelerate the process for completing the rights offering. After discussions with Moelis and management regarding the Company’s future liquidity needs and its reasons for requesting Cerberus to backstop the offering, Cerberus agreed to provide the backstop, subject to negotiation of the Investment Agreement.

The disinterested directors, with the assistance of our financial advisors, will continue to explore and evaluate potential transactions, other than the rights offering, that would provide us with additional liquidity in an amount equal to, or in excess of, that expected as a result of the rights offering (assuming completion of the liquidity improvement initiatives in connection therewith), including, without limitation, a rights offering with respect to our securities that is backstopped by a party other than Cerberus (“Alternative Transactions”). The Investment Agreement may be terminated by us if the disinterested directors, in the exercise of their fiduciary duties, recommend to our board of directors, that we consummate an Alternative Transaction that would result in more favorable economic terms for us than the rights offering. Given the continuing difficulty of the economic environment in which the Company operates, finding an unaffiliated party to backstop the offering would be extremely difficult and likely would result in terms less favorable to the Company, including requiring the payment of a fee for providing the backstop and reimbursement of expenses (neither of which Cerberus will receive).

After several meetings of the board of directors at which various strategic alternatives, including the rights offering, were discussed, the disinterested directors, acting on delegated authority from the full board, approved the subscription price and the other terms of the Investment Agreement with the backstop purchaser. At all meetings of the board at which the subscription price and the terms of any backstop arrangements were discussed, the disinterested directors were provided the opportunity to meet and did meet on several occasions separately with the Company’s legal and financial advisors without the members of our board of directors who are affiliated with, or that have a financial interest in, Cerberus Capital Management present to discuss potential pricing and the terms of any backstop arrangement under the rights offering.

The $[ • ] subscription price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth, or any other established criteria used to

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value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the rights offering.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights or you may choose not to exercise any subscription rights.

If you do not exercise any subscription rights, the number of shares of our common stock you own will not change. However, if you choose not to exercise your subscription rights, your ownership interest in BlueLinx will be diluted by other stockholder purchases. In addition, if you do not exercise your basic subscription right in full, you will not be entitled to participate in the over-subscription privilege. See “Risk Factors — If you do not exercise your subscription rights, your percentage ownership in BlueLinx will be diluted.”

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payments before the rights offering expires on [ • ], 2011, at 5:00 p.m., New York City time. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish a deadline before the expiration of the rights offering by which you must provide it with your instructions to exercise your subscription rights. Although our board of directors may, in its discretion, extend the expiration date of the rights offering, we currently do not intend to do so. Our board of directors may cancel the rights offering at any time. If the rights offering is cancelled, all subscription payments received will be returned, without interest or penalty, as soon as practicable.

Although we will make reasonable attempts to provide this prospectus to our stockholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

Yes. The subscription rights are transferable during the course of the subscription period. We expect to list the subscription rights for trading on the New York Stock Exchange under the symbol “BXC RT” commencing on or about [ • ], 2011 and continuing until 4:00 p.m., New York City time, on [ • ], 2011, the last business day prior to the scheduled expiration date of this rights offering (or if the offer is extended, on the business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to purchase any shares of our common stock. However, the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights.

If you hold your shares through a broker, custodian bank or other nominee, you may sell your subscription rights by contacting your broker, custodian bank or other nominee until the close of business on the business day preceding the expiration date of this rights offering. To sell your subscription rights, in addition to any other procedures your broker, custodian bank or other nominee may require, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form” such that it will be received by 4:00 p.m., New York City time, on [ • ], 2011, the last business day prior to the expiration date of this rights offering. If you are a record holder of a subscription rights certificate, you may take your subscription rights certificate to a broker who can sell your subscription rights for you. To do so, you must deliver your properly executed subscription rights certificate, with appropriate instructions, and any additional documentation required by the broker. Commissions and applicable taxes or broker fees may apply if you sell your subscription rights. See “The Rights Offering — Transferability of Subscription Rights.”

Are we requiring a minimum overall subscription to complete the rights offering?

No. We are not requiring an overall minimum subscription to complete the rights offering. However, our disinterested directors reserve the right to cancel the rights offering for any reason, including if we do not receive aggregate subscriptions that we believe will satisfy our capital plans or if the conditions to the rights offering or Cerberus’ obligations to purchase shares under the Investment Agreement are not satisfied or waived. The disinterested directors, with the assistance of the Company’s financial advisors, will continue to explore and evaluate potential Alternative Transactions. The Investment Agreement may be terminated by us if the disinterested directors, in the exercise of their fiduciary duties, recommend to our board of directors, that we consummate an Alternative Transaction that would result in more favorable economic terms for us than the rights offering.

Are there any conditions to completing the rights offering?

Yes. Our obligation to close the rights offering and to issue the shares of our common stock subscribed for in the rights offering is conditioned upon us obtaining the following amendments to the agreements governing certain of our indebtedness, for the purpose of increasing our liquidity (collectively, the “Rights Offering Conditions”):

•	Amendments to the Amended and Restated Loan and Security Agreement, dated August 4, 2006, by and between BlueLinx Corporation, Wells Fargo Bank, National Association, and the other signatories listed therein, as subsequently amended (the “Credit Agreement”) to (i) reduce the excess liquidity we are required to maintain under the Credit Agreement to the greater of $35 million or 15% of our borrowing base, (ii) increase the amount of our accounts receivable included in the borrowing base calculation to 87.5%, (iii) increase the percentage of the liquidation value of our inventory included in our borrowing base to 90% for the periods January to March 2012 and 2013, subject to meeting specified EBITDA targets, (iv) include certain cash subject to lockbox arrangements in the calculation of our excess liquidity, and (v) decrease the amount of excess liquidity we are required to maintain in order to avoid being required to meet certain financial ratios and triggering additional limits on capital expenditures under the Credit Agreement. We have reached an agreement in principle with the lenders with respect to the amendments described above and are working to complete the amendment. Effectiveness of the proposed amendments to the Credit Agreement described above will be contingent on the successful completion of this offering.

•	Amendments to the Loan and Security Agreement, dated as of June 9, 2006, between the entities set forth therein collectively as borrower and German American Capital Corporation as lender, and/or the agreements related thereto (collectively, the “Mortgage Agreement”) to (i) eliminate the requirement to obtain lender approval for any transfer of equity interests that would reduce Cerberus’ ownership in us and certain of our subsidiaries, directly or indirectly, to less than 51%, (ii) allow for prepayment of the indebtedness under the Mortgage Agreement without incurring a prepayment premium and (iii) allow us to use a portion of the cash held as collateral under the Mortgage Agreement for specified maintenance and operational expenses. We have begun discussions with the appropriate parties regarding these proposed amendments to the Mortgage Agreement. However, no agreement has been reached and no assurance can be provided that we will be successful in obtaining these proposed amendments to the Mortgage Agreement.

We believe that if the amendments described above are obtained, it would provide us with approximately $25 million to $35 million of additional liquidity on an annualized basis. However, no assurance can be provided as to the level of additional liquidity that will be achieved as a result of the amendments, if any.

We reserve the right to waive the Rights Offering Conditions, provided, however, that under the terms of the Investment Agreement, any such waiver may only be made with the consent of Cerberus. We will provide notice of our intention to waive the Rights Offering Conditions at least five trading days prior to the expiration date of the rights offering.

Can the board of directors cancel or extend the rights offering?

Yes. The disinterested directors, with the assistance of the Company’s financial advisors, will continue to explore and evaluate potential Alternative Transactions. The Investment Agreement may be terminated by us if the disinterested directors, in the exercise of their fiduciary duties, recommend to our board of directors, that we consummate an Alternative Transaction that would result in more favorable economic terms for us than the rights offering. Our disinterested directors may decide to cancel the rights offering at any time and for any reason before the rights offering expires. If our board of directors cancels the rights offering, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable. We also have the right to extend the rights offering for additional periods ending no later than [ • ] although we do not presently intend to do so. Under the Investment Agreement, the consent of Cerberus is required to extend the expiration of the rights offering beyond 30 business days from the date on which the registration statement for the rights offering, of which this prospectus is a part, is declared effective.

Has our board of directors made a recommendation to our stockholders regarding the rights offering?

No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights will incur investment risk on new money invested. We cannot predict the price at which our shares of common stock will trade after the offering. The market price for our common stock may decrease to an amount below the subscription price, and if you purchase shares of common stock at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the rights offering and the information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Cerberus beneficially owned approximately 55% of our outstanding shares of common stock as of the record date. Cerberus is controlled by Cerberus Capital Management. Five of our ten directors are, or recently were, employees of or advisors of Cerberus Capital Management. You should not view the intentions of Cerberus as a recommendation or other indication, by them or any member of our board of directors, regarding whether the exercise of the subscription rights is or is not in your best interests.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold a BlueLinx stock certificate and you wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent before 5:00 p.m., New York City time, on [ • ], 2011; and

•	deliver a properly completed and signed rights certificate to the subscription agent before 5:00 p.m., New York City time, on [ • ], 2011.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver documents to BlueLinx. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent so that the subscription agent receives them by 5:00 p.m., New York City time, on [ • ], 2011.

If you send a payment that is insufficient to purchase the number of shares of common stock you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares of common stock under the over-subscription privilege and the elimination of fractional shares.

What should I do if I want to participate in the rights offering but my shares are held in the name of a broker, dealer, custodian bank or other nominee?

If you hold your shares of common stock through a broker, dealer, custodian bank or other nominee, then your nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf. If you wish to purchase our common stock through the rights offering, you should contact your broker, dealer, custodian bank or nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire in the rights offering by delivering to the subscription agent an uncertified personal check or wire transfer of immediately available funds that clears before the expiration of the rights offering period. If you wish to use any other form of payment, then you must obtain the prior approval of the subscription agent and make arrangements in advance with the subscription agent for the delivery of such payment.

When will I receive my new shares?

If you purchase shares of common stock in the rights offering, you will receive your new shares as soon as practicable after the closing of the rights offering.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is cancelled, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares in the rights offering.

What effects will the rights offering have on our outstanding common stock?

As of April 15, 2011, 33,215,906 shares of our common stock were issued and outstanding. As a result of the backstop commitment, we expect to issue an additional [ • ] shares of our common stock after the closing of the rights offering, for a total of [ • ] shares of common stock issued and outstanding. This assumes that, during the rights offering, we issue no other shares of our common stock and that no options for our common stock are exercised.

The issuance of shares in the rights offering will dilute, and thereby reduce, your proportionate ownership in our shares of common stock if you do not exercise your basic subscription right. In addition, if the subscription price of the shares is less than the market price of our common stock it will likely reduce the market price per share of shares you already hold if you do not purchase shares in the rights offering.

How does the backstop commitment work?

We have entered into the Investment Agreement with Cerberus, which beneficially owned approximately 55% of our outstanding shares of common stock as of the record date, under which Cerberus has agreed to purchase from us, subject to the terms and conditions in the Investment Agreement, at the rights offering subscription price, unsubscribed shares of common stock such that gross proceeds of the rights offering will be no less than $60.0 million. See “The Rights Offering — The Backstop Purchaser.” Cerberus will purchase shares (in addition to its pro rata portion of the basic subscription right) only if the other stockholders do not purchase, in connection with the over-subscription privilege, any shares that remain after stockholders have exercised their basic subscription rights. Under the terms of the Investment Agreement, Cerberus will not have the right to exercise the over-subscription privilege associated with the rights.

Why is there a backstop purchaser?

We sought and obtained the commitment of Cerberus to act as the backstop purchaser under the Investment Agreement to ensure that we would receive a minimum level of gross proceeds from the rights offering of at least $60.0 million less expenses of the rights offering. See — “Why are we conducting the rights offering?” Cerberus’ obligations to purchase shares under the Investment Agreement are subject to the satisfaction or waiver of specified conditions. See — “Are there any conditions on the backstop purchaser’s obligations to purchase shares?” Cerberus agreed to serve as the backstop purchaser at the request of the disinterested members of our board of directors. Cerberus further agreed that it will not be paid a fee or have its expenses reimbursed in connection with serving as the backstop purchaser.

Are there any conditions on the backstop purchaser’s obligations to purchase shares?

Yes. The backstop purchaser’s obligations under the backstop commitment are subject to the satisfaction or waiver of specified conditions, including (i) the effectiveness of the registration statement relating to the rights offering; (ii) the rights offering having been conducted in accordance with the Investment Agreement in all material respects; (iii) receipt of all material governmental and third party consents; (iv) the absence of any legal impediment to the consummation of the rights offering or the issuance of the shares under the Investment Agreement; (v) the compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement in all material respects; (vi) the Rights Offering Conditions; and (vii) other customary conditions. See “Questions and Answers Relating to the Rights Offering — Are there any conditions to completing the rights offering?” for additional information on the Rights Offering Conditions. The Investment Agreement may be terminated by us if the disinterested directors, in the exercise of their fiduciary duties, recommend to our board of directors, that we consummate an Alternative Transaction that would result in more favorable economic terms for us than the rights offering.

When do the obligations of the backstop purchaser expire?

Generally, the backstop commitment may be terminated by the Company or Cerberus if the rights offering has not been consummated by the earlier of July 31, 2011 and the date that is 30 business days after the registration statement for the rights offering has been declared effective. See “The Rights Offering — The Backstop Purchaser.”

How will the rights offering affect the backstop purchaser’s ownership of our common stock?

On the record date for the rights offering, Cerberus beneficially owned approximately 55% of our outstanding common stock. Cerberus is controlled by Cerberus Capital Management. As a stockholder of the Company as of the record date, Cerberus will have the right to subscribe for and purchase shares of our common stock under the basic subscription right, although it will not have the right to participate in the over-subscription privilege. The purchase of any shares by Cerberus, whether pursuant to the Investment Agreement or upon exercise of rights, would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, would not be registered pursuant to the registration statement of which this prospectus forms a part. If all of our stockholders, including Cerberus, exercise the basic subscription rights issued to them under this prospectus and the rights offering is therefore fully subscribed, Cerberus’ beneficial ownership percentage will not change. If Cerberus is the only holder of rights who subscribes in the rights offering and the conditions to Cerberus’ obligation to act as backstop purchaser under the Investment Agreement are satisfied, the Company will issue an aggregate of [ • ] shares of common stock to Cerberus. Under such circumstances, Cerberus’ ownership percentage of our outstanding common stock would increase to approximately [ • ] after giving effect to this rights offering. Except as a result of any increase in its ownership of common stock, Cerberus will not obtain any additional governance or control rights as a result of the rights offering or the backstop commitment.

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How much capital will BlueLinx receive from the rights offering?

If all of the subscription rights (including all over-subscription privileges) are exercised in full by our stockholders or purchased by Cerberus pursuant to the backstop commitment, we estimate that the net proceeds to us from the rights offering, after deducting estimated offering expenses, will be approximately $58.5 million. It is possible that BlueLinx will elect to cancel the rights offering altogether or that the conditions to the rights offering or backstop commitment are not satisfied or waived.

Have any stockholders indicated that they will exercise their rights?

Yes. Stadium Capital Management, LLC, which, through certain affiliates, owned approximately 6% of our outstanding shares of common stock as of the record date, has indicated to us that it currently intends to exercise its rights under the pro rata basic subscription right in full and to participate in the over-subscription privilege in connection with the rights offering as described in this prospectus, though it has not entered into a binding agreement to do so. In addition, as part of the Investment Agreement with the backstop purchaser, subject to terms and conditions in the Investment Agreement, Cerberus has agreed to purchase a number of shares equal to its pro rata basic subscription right, in addition to its backstop commitment. Such pro rata shares purchased by Cerberus pursuant to the Investment Agreement will be included when determining the number of shares purchased in the basic subscription right of the rights offering. See “The Rights Offering — The Backstop Purchaser.”

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of shares of our common stock. You should consider this investment as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable. If you own shares in “street name,” it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares.

Will the rights be listed on a stock exchange or national market?

The subscription rights are transferable during the course of the subscription period. We expect to list the subscription rights for trading on the New York Stock Exchange under the symbol “BXC RT” commencing on or about [ • ], 2011 and continuing until 4:00 p.m., New York City time, on [ • ], 2011, the last business day prior to the scheduled expiration date of this rights offering (or if the offer is extended, on the business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to purchase any shares of our common stock. However, the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights.

What fees or charges apply if I purchase shares of common stock in the rights offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your intermediary may charge you.

What are the material U.S. federal income tax consequences of exercising my subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate and subscription payment by hand delivery, first class mail or courier service to:

By mail: Registrar and Transfer Company Attn: Reorg/Exchange Dept P.O. Box 645 Cranford, New Jersey 07016-0645	By hand or overnight courier: Registrar and Transfer Company Attn: Reorg/Exchange Dept 10 Commerce Drive Cranford, New Jersey 07016

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact Eagle Rock Proxy Advisors, LLC, by calling (855) 612-6975 toll-free or, if you are a bank or broker, (908) 497-2340.

SUMMARY

The following summary contains basic information about us and the rights offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our common stock, you should read this prospectus carefully, including the sections entitled “The Rights Offering” and “Risk Factors,” and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended January 1, 2011.

Our Company

BlueLinx Holdings Inc., operating through our wholly-owned subsidiary, BlueLinx Corporation, is a leading distributor of building products in the United States. We operate in all of the major metropolitan areas in the United States and, as of January 1, 2011, we distributed approximately 10,000 products from over 750 suppliers to service more than 11,500 customers nationwide, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. We operate our distribution business from sales centers in Atlanta and Denver, and our network of approximately 60 distribution centers.

We distribute products in two principal categories: structural products and specialty products. Structural products, which represented approximately 46%, 44% and 50% of our fiscal 2010, fiscal 2009 and fiscal 2008 gross sales, respectively, include plywood, oriented strand board (“OSB”), rebar and remesh, lumber and other wood products primarily used for structural support, walls and flooring in construction projects. Specialty products, which represented approximately 54%, 56% and 50% of our fiscal 2010, fiscal 2009 and fiscal 2008 gross sales, respectively, include roofing, insulation, specialty panels, moulding, engineered wood products, vinyl products (used primarily in siding), outdoor living and metal products (excluding rebar and remesh).

Our customers include building materials dealers, industrial users of building products, manufactured housing builders and home improvement centers. We purchase products from over 750 vendors and serve as a national distributor for a number of our suppliers. We distribute products through our owned and leased fleet of over 600 trucks and over 1,000 trailers, as well as by common carrier.

Corporate Information

Our principal executive office is located at 4300 Wildwood Parkway, Atlanta, Georgia 30339. Our telephone number is (770) 953-7000. Information on BlueLinx is available on our internet website www.bluelinxco.com. The information contained on our websites or that can be accessed through our websites does not constitute part of this prospectus and is not incorporated in any manner into this prospectus.

Our common stock trades on the New York Stock Exchange under the ticker symbol “BXC.”

The Rights Offering

The following summary describes the principal terms of the rights offering, but it is not intended to be a complete description of the offering. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Securities Offered	We are distributing to you, at no charge, one transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., New York City time, on [•], 2011, the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of those shares. Each subscription right will entitle its holder to purchase [ • ] of a share of our common stock. The shares of common stock will be represented by a certificate. As a result of the backstop commitment described herein, we expect the gross proceeds from the rights offering will be $60.0 million.

Basic Subscription Right	The basic subscription right will entitle you to purchase [ • ] of a share of common stock at a subscription price of $[ • ] per whole share and fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

Over-subscription Privilege	If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of common stock that are not purchased by our stockholders through the exercise of their basic subscription rights. Under the terms of the Investment Agreement, Cerberus will not have the right to exercise the over-subscription privilege associated with the rights.

Subscription Price	$[ • ] per share, payable in cash. To be effective, any payment related to the exercise of a subscription right must clear before the rights offering expires.

Record Date	5:00 p.m., New York City time, on [ • ], 2011.

Expiration of the Rights Offering	5:00 p.m., New York City time, on [ • ], 2011, unless we extend the rights offering period.

Use of Proceeds	We intend to use the proceeds of the rights offering to repay debt under our Credit Agreement and for general operating, working capital and other corporate purposes. See “Use of Proceeds.”

Transferability of Rights	You may sell your subscription rights by contacting your broker or the institution through which you hold your securities until the close of business on the business day preceding the expiration date of this rights offering. See “The Rights Offering — Transferability of Subscription Rights.”

We expect to list the subscription rights for trading on the New York Stock Exchange under the symbol “BXC RT” commencing on or about [ • ], 2011 and continuing until 4:00 p.m., New York City time, on [ • ], 2011, the last business day prior to [ • ], 2011, the expiration date of this rights offering (or if the offer is extended, on the business day immediately prior to the extended expiration date). However, the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights.

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of common stock at a subscription price of $[ • ] per share.

Rights Offering Conditions	Our obligation to close the rights offering and to issue the shares of our common stock subscribed for in the rights offering is conditioned on the satisfaction or waiver of certain liquidity improvement initiatives referred to in this prospectus as the “Rights

Offering Conditions.” See “Questions and Answers Relating to the Rights Offering — Are there any conditions to completing the rights offering?”

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the subscription rights in light of your particular circumstances. See “Material U.S. Federal Income Tax Consequences.”

Extension and Cancellation	Although we do not presently intend to do so, we have the option to extend the rights offering for additional periods ending no later than [ • ], 2011. Under the Investment Agreement, the consent of Cerberus is required to extend the expiration of the rights offering beyond 30 business days from the date on which the registration statement for the rights offering, of which this prospectus is a part, is declared effective. The disinterested directors, with the assistance of our financial advisors, will continue to explore and evaluate potential Alternative Transactions. The Investment Agreement may be terminated by us if the disinterested directors, in the exercise of their fiduciary duties, recommend to our board of directors, that we consummate an Alternative Transaction that would result in more favorable economic terms for us than the rights offering. Our disinterested directors may for any reason cancel the rights offering at any time before the expiration date. If we cancel the rights offering, the subscription agent will return all subscription payments, without interest or penalty, as soon as practicable.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

• If you are a registered holder of our common stock, you must deliver payment and a properly completed rights certificate to the subscription agent to be received before 5:00 p.m., New York City time, on [ • ], 2011. You may deliver the documents and payments by hand delivery, first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

• If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., New York City time, on [ • ], 2011.

Reason for Rights Offering Structure	We believe raising capital through this rights offering as compared to other methods, such as an underwritten public offering of our common stock, has the advantage of providing our stockholders the opportunity to participate in this transaction on a pro rata basis and, if all stockholders exercise their rights, avoid dilution of their ownership interest in the Company.

Indications from Certain Stockholders	Stadium Capital Management, LLC, which, through certain affiliates, owned approximately 6% of our outstanding shares of common stock as of the record date, has indicated to us that it currently intends to exercise its rights under the pro rata basic subscription right in full and to participate in the over-subscription privilege in connection with the rights offering, though it has not entered into a binding agreement to do so. In addition, as part of the Investment Agreement with the backstop purchaser, subject to the terms and conditions in the Investment Agreement, Cerberus has agreed to purchase a number of shares equal to its pro rata basic subscription right, in addition to its backstop commitment.

Backstop Commitment	We sought and obtained the commitment of Cerberus to act as the backstop purchaser. Under the Investment Agreement we entered into with Cerberus, subject to the terms and conditions thereof, Cerberus has agreed to purchase from us, at the subscription price, unsubscribed shares of common stock such that gross proceeds of the rights offering will be $60.0 million. If Cerberus is the only holder of rights who exercises its rights in the rights offering and the conditions to Cerberus’ obligation to act as backstop purchaser under the Investment Agreement are satisfied, the Company will issue an aggregate of [ • ] shares of common stock to Cerberus. Under such circumstances, Cerberus’ ownership percentage of our outstanding common stock would increase to approximately [ • ]% after giving effect to this rights offering. Except as a result of any increase in its ownership of common stock, Cerberus will not obtain any additional governance or control rights as a result of the rights offering or the backstop commitment. See “The Rights Offering — The Backstop Purchaser.”

Subscription Agent	Registrar and Transfer Company.

Information Agent	Eagle Rock Proxy Advisors, LLC.

Shares Outstanding Before the Rights Offering	33,215,906 shares of our common stock were outstanding as of April 15, 2011.

Shares Outstanding After Completion of the Rights Offering	We expect approximately [ • ] shares of our common stock will be outstanding immediately after completion of the rights offering.

Fees and Expenses	We will pay the fees and expenses related to the rights offering, other than fees and expenses of the backstop purchaser. Cerberus will not be paid a fee or have its expenses reimbursed in connection with serving as the backstop purchaser.

The New York Stock Exchange	Our shares of common stock are currently listed for trading on the New York Stock Exchange under the ticker symbol “BXC.”

No Board Recommendation Regarding Exercise of Subscription Rights	Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make an independent investment decision about whether to exercise your rights based on your own assessment of our business and the rights offering.

Risk Factors	Before you exercise your subscription rights to purchase our shares of common stock, you should carefully consider risks described in the section entitled “Risk Factors,” beginning on page 9 of this prospectus.

Interests of Our Officers, Directors, and Principal Stockholders in the Rights Offering

Cerberus beneficially owned approximately 55% of our common stock as of the record date. Cerberus is controlled by Cerberus Capital Management. Five of our ten directors are, or recently were, employees of or advisors of Cerberus Capital Management. We sought and obtained the commitment of Cerberus to act as the backstop purchaser. Under the Investment Agreement we entered into with Cerberus, subject to the terms and conditions thereof, Cerberus has agreed to purchase from us, at the subscription price, unsubscribed shares of common stock such that gross proceeds of the rights offering will be no less than $60.0 million. Cerberus will not be paid a fee or have its expenses reimbursed in connection with serving as the backstop purchaser. See “The Rights Offering — The Backstop Purchaser.”

If Cerberus is the only holder of rights who exercises its rights in the rights offering and the conditions to Cerberus’ obligation to act as backstop purchaser under the Investment Agreement are satisfied, Cerberus’ ownership percentage of our outstanding common stock would increase to approximately [ • ] after giving effect to this rights offering. Except as a result of any increase in its ownership of common stock, Cerberus will not obtain any additional governance or control rights as a result of the rights offering or the backstop commitment. See “The Rights Offering — The Backstop Purchaser.”

SELECTED CONSOLIDATED FINANCIAL DATA

We derived certain of the summary consolidated financial and other data presented below from our audited consolidated financial statements and the notes thereto for the periods indicated. The statement of operations data for the years ended January 1, 2011, January 2, 2010 and January 3, 2009 and the balance sheet data as of January 1, 2011 and January 2, 2010 are derived from our audited financial statements, which are incorporated by reference into this prospectus. The statement of operations data for the years ended December 29, 2007 and December 30, 2006, and the balance sheet data as of January 3, 2009, December 29, 2007, December 30, 2006 are derived from our audited financial statements that are not incorporated by reference into this prospectus. In the opinion of our management, these amounts contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the year ended January 1, 2011 are not necessarily indicative of our results of operations that may be expected for any future period.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	January 1,	January 2,	January 3,	December 29,	December 30,
	2011	2010	2009	2007	2006
	(In thousands, except per share data)

Statement of Operations Data:
Net sales	$1,804,418	$1,646,108	$2,779,699	$3,833,910	$4,899,383
Cost of sales	1,593,745	1,452,947	2,464,766	3,441,964	4,419,576

Gross profit	210,673	193,161	314,933	391,946	479,807
Operating expenses:
Selling, general and administrative	221,185	210,214	303,403	372,754	381,554
Net gain from terminating the Georgia-Pacific supply agreement	—	(17,772)	—	—	—
Depreciation and amortization	13,365	16,984	20,519	20,924	20,724

Total operating expenses	234,550	209,426	323,922	393,678	402,278

Operating (loss) income	(23,877)	(16,265)	(8,989)	(1,732)	77,529
Non-operating expenses (income):
Interest expense	33,788	32,456	38,547	43,660	46,164
Charges associated with the ineffective interest rate swap, net	(4,603)	6,252	—	—	—
Write-off of debt issue costs	183	1,407	—	—	4,864
Other expense (income), net	587	519	601	(370)	320

(Loss) income before (benefit from) provision for income taxes	(53,832)	(56,899)	(48,137)	(45,022)	26,181
(Benefit from) provision for income taxes	(589)	4,564	(16,434)	(17,077)	10,349

Net (loss) income	$(53,243)	$(61,463)	$(31,703)	$(27,945)	$15,832

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	January 1,	January 2,	January 3,	December 29,	December 30,
	2011	2010	2009	2007	2006
	(In thousands, except per share data)

Basic weighted average number of common shares outstanding	30,688	31,017	31,083	30,848	30,618
Basic net (loss) income per share applicable to common stock	$(1.73)	$(1.98)	$(1.02)	$(0.91)	$0.52
Diluted weighted average number of common shares outstanding	30,688	31,017	31,083	30,848	30,779
Diluted net (loss) income per share applicable to common stock	$(1.73)	$(1.98)	$(1.02)	$(0.91)	$0.51
Dividends declared per share of common stock	$—	$—	$—	$0.50	$0.50
Other Financial Data:
Capital expenditures	$4,092	$1,815	$4,919	$13,141	$9,601
Net cash provided by (used in) operating activities	(29,909)	(19,853)	190,390	79,842	63,204
Net cash provided by (used in) investing activities	(3,381)	12,636	985	(9,070)	(18,170)
Net cash provided by (used in) financing activities	18,130	(113,679)	(56,781)	(82,055)	(42,312)
EBITDA(1)	$(11,099)	$200	$10,929	$19,562	$97,933
Balance Sheet Data (at end of period):
Cash and cash equivalents	$14,927	$29,457	$150,353	$15,759	$27,042
Working capital	236,168	247,722	320,527	448,731	520,237
Total assets	525,019	546,846	729,178	883,436	1,004,362
Total debt(2)	382,869	341,669	444,870	478,535	532,462
Stockholders’ equity	$991	$50,820	$102,852	$154,823	$189,399

(1)	EBITDA is an amount equal to net (loss) income plus interest expense, and all interest expense related items (e.g. changes associated with ineffective interest rate swap, write-off of debt issue costs, charges associated with mortgage refinancing), income taxes, and depreciation and amortization. EBITDA is presented herein because we believe it is a useful supplement to cash flow from operations in understanding cash flows generated from operations that are available for debt service (interest and principal payments) and further investment in acquisitions. However, EBITDA is not a presentation made in accordance with U.S. generally accepted accounting principles, (“GAAP”), and is not intended to present a superior measure of the financial condition from those determined under GAAP. EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations.

(2)	Total debt represents long-term debt, including current maturities.

A reconciliation of net cash (used in) provided by operating activities, the most directly comparable GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended,	Year Ended,	Year Ended	Year Ended	Year Ended
	January 1,	January 2,	January 3,	December 29,	December 30,
	2011	2010	2009	2007	2006

Net cash (used in) provided by operating activities	$(29,909)	$(19,853)	$190,390	$79,842	$63,204
Amortization of debt issue costs	(1,963)	(2,459)	(2,479)	(2,431)	(2,628)
Net gain from terminating the Georgia-Pacific supply agreement	—	17,772	—	—	—
Payments from terminating the Georgia-Pacific supply agreement	(4,706)	(14,118)	—	—	—
Vacant property charges, net	(53)	(1,222)	(4,441)	(11,037)	—
Deferred income tax benefit (provision)	600	(24,220)	2,935	9,526	3,700
Prepayment fees associated with sale of property	—	(616)	(1,868)	—	—
Gain on sale of properties	—	10,397	1,936	—	—
Gain from insurance settlement	—	—	—	1,698	—
Share-based compensation	(3,978)	(2,922)	(2,614)	(3,500)	(3,137)
Excess tax benefits from share-based arrangements	—	—	81	20	891
Changes in assets and liabilities	(4,289)	421	(195,124)	(81,139)	(20,610)
Interest expense	33,788	32,456	38,547	43,660	46,164
(Benefit from) provision for income taxes	(589)	4,564	(16,434)	(17,077)	10,349

EBITDA	$(11,099)	$200	$10,929	$19,562	$97,933

RISK FACTORS

An investment in our securities involves a high degree of risk. In evaluating an investment in our securities, you should consider carefully the risks described below, which discuss the most significant factors that affect an investment in our securities, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the year ended January 1, 2011 and the risks we have highlighted in other sections of this prospectus. If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties not presently known to us or that we currently deem immaterial, materialize, then our business, results of operations and financial condition could be materially adversely affected. The risks discussed below include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Related to Our Company

Our industry is highly cyclical, and prolonged periods of weak demand or excess supply may reduce our net sales and/or margins, which may reduce our net income or cause us to incur losses.

The building products distribution industry is subject to cyclical market pressures. Prices of building products are determined by overall supply and demand in the market for building products. Market prices of building products historically have been volatile and cyclical and we have limited ability to control the timing and amount of pricing changes for building products. Demand for building products is driven mainly by factors outside of our control, such as general economic and political conditions, interest rates, availability of mortgage financing, the construction, repair and remodeling and industrial markets, weather and population growth. The supply of building products fluctuates based on available manufacturing capacity, and excess capacity in the industry can result in significant declines in market prices for those products. To the extent that prices and volumes experience a sustained or sharp decline, our net sales and margins likely would decline as well. Because we have substantial fixed costs, a decrease in sales and margin generally may have a significant adverse impact on our financial condition, operating results and cash flows. Our results in some periods have been affected by market volatility, including a reduction in gross profits due to a decline in the resale value of our structural products inventory. All of these factors make it difficult to forecast our operating results.

Our industry is dependant on the homebuilding industry which is suffering from a prolonged significant downturn, and any further downturn or sustained continuation of the current downturn will continue to materially affect our business, liquidity and operating results.

Our sales depend heavily on the strength of national and local new residential construction and home improvement and remodeling markets. The strength of these markets depends on new housing starts and residential renovation projects, which are a function of many factors beyond our control. Some of these factors include general economic conditions, employment levels, job and household formation, interest rates, housing prices, tax policy, availability of mortgage financing, prices of commodity wood and steel products, immigration patterns, regional demographics and consumer confidence.

The downturn in the residential construction market is in its fifth consecutive year and it has become one of the most severe housing downturns in United States history. Along with high unemployment, tighter lending standards and general economic uncertainty, there is an oversupply of unsold homes on the market and the pool of qualified home buyers has declined significantly. Moreover, the government’s legislative and administrative measures aimed at restoring liquidity to the credit markets and providing relief to homeowners facing foreclosure have had limited results. In 2009, the government provided eligible home buyers a tax credit that was extended until April 30, 2010. As a result of the home buyers’ tax credit, the residential construction market improved during the first quarter and second quarter of fiscal 2010, but experienced a decline in the third and fourth quarters of fiscal 2010 following expiration of the credits. It is unclear if and to what extent the residential construction market will improve during fiscal 2011.

Our results of operations have been adversely affected by the severe downturn in new housing activity in the United States and we expect the severe downturn in new housing activity to continue to adversely affect our operating results in 2011. A prolonged continuation of the current downturn and any future downturns in the markets that we serve or in the economy generally will have a material adverse effect on our operating results, liquidity and financial condition. Reduced levels of construction activity may result in continued intense price competition among building materials suppliers, which may adversely affect our gross margins. We cannot provide assurance that our responses to the downturn or the government’s attempts to address the difficulties in the economy will be successful.

A significant portion of our sales are on credit to our customers. Material changes in their credit worthiness or our inability to forecast deterioration in their credit position could have a material adverse effect on our operating results, cash flow and liquidity.

The majority of our sales are on account where we provide credit to our customers. Continued market disruptions could cause additional economic downturns, which may lead to lower demand for our products and increased incidence of customers’ inability to pay their accounts. Bankruptcies by our customers may cause us to incur bad debt expense at levels higher than historically experienced. In fiscal 2010, less than 0.1% in bad debt expense to total net sales was incurred related to credit sales. Our customers are generally susceptible to the same economic business risks as we are. Furthermore, we may not necessarily be aware of any deterioration in their financial position. If our customers’ financial position becomes impaired, it could have a significant impact on our bad debt exposure and could have a material adverse effect on our operating results, cash flow and liquidity.

In addition, certain of our suppliers potentially may be impacted as well, causing disruption or delay of product availability. These events would adversely impact our results of operations, cash flows and financial position.

Our cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness or to maintain our required level of excess liquidity.

We have a substantial amount of debt. As of January 1, 2011, advances outstanding under our revolving credit facility were approximately $97.2 million, borrowing availability was approximately $103.4 million and outstanding letters of credit on the facility were approximately $5.9 million. We also have a mortgage loan in the amount of $285.7 million.

Our substantial debt could have important consequences to you. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	make us more vulnerable to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements as our excess liquidity likely will decrease while our industry and our Company begins its recovery from the historic housing market downturn;

•	expose us to interest rate fluctuations because the interest rate on the debt under our revolving credit facility is variable;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

In addition, our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance, cash flows and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control. These factors include, among others:

•	economic and demand factors affecting the building products distribution industry;

•	pricing pressures;

•	increased operating costs;

•	competitive conditions; and

•	other operating difficulties.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. Obtaining additional capital or restructuring our debt could be accomplished in part through new or additional borrowings or placements of debt or equity securities. There is no assurance that we could obtain additional capital or restructure our debt on terms acceptable to us or at all. In the event that we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount. Our obligations under the amended revolving credit facility are secured by a first priority security interest in all of our operating company’s inventories, receivables and proceeds from those items. In addition, our mortgage loan is secured by the majority of our real property. The foregoing encumbrances may limit our ability to dispose of material assets or operations. We also may not be able to restructure our indebtedness on favorable economic terms, if at all. We may incur substantial additional indebtedness in the future, including under the revolving credit facility. Our incurrence of additional indebtedness would intensify the risks described above.

The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business, including requiring us to maintain a minimum level of excess liquidity.

Our amended revolving credit facility and mortgage loan contain various restrictive covenants and restrictions, including financial covenants customary for asset-based loans that limit our management’s discretion in operating our business. In particular, these instruments limit our ability to, among other things:

•	incur additional debt;

•	grant liens on assets;

•	make investments, including capital expenditures;

•	sell or acquire assets outside the ordinary course of business;

•	engage in transactions with affiliates; and

•	make fundamental business changes.

Under our amended revolving credit facility, we are required to maintain our excess availability above the greater of $40.0 million or the amount equal to 15% of the lesser of the borrowing base, as defined therein, or $60.0 million (subject to increase to $75.0 million if we exercise the uncommitted accordion provision in the amended revolving credit facility in full). If we fail to maintain this minimum excess availability, the amended revolving credit facility requires us to (i) maintain certain financial ratios, which we will not meet with our current operating results and (ii) limit our capital expenditures. If we fail to comply with the restrictions in the amended revolving credit facility, the mortgage loan documents or any other current or future financing agreements, a default may allow the creditors under the relevant instruments to accelerate the related debt and to exercise their remedies under these agreements, which will typically include the right to declare the principal amount of that debt, together with accrued and unpaid interest and other related amounts, immediately due and payable, to exercise any remedies the creditors may have to foreclose on assets that are subject to liens securing that debt and to terminate any commitments they had made to supply further funds.

We are dependent upon a single supplier, Georgia-Pacific, for a significant percentage of our products.

Although we have been working to diversify our supplier base, we are still dependent on Georgia-Pacific for a significant percentage of our products. Purchases from Georgia-Pacific accounted for approximately 12% and 16% of our purchases during fiscal 2010 and fiscal 2009, respectively. We currently operate without a supply agreement for many of the products that we purchase from Georgia-Pacific. As a result, our purchases from Georgia-Pacific are subject to greater volatility with respect to sales terms, including volume and pricing, than when we had a long-term supply agreement in place. In addition, if we are unable to agree on supply arrangements for the products not currently covered by supply agreements or if Georgia-Pacific otherwise discontinues sales of product to us, we could experience a product shortage unless and until we obtain a replacement supplier or suppliers. We may not be able to obtain replacement products on favorable economic terms. An inability to replace products on favorable economic terms could adversely impact our net sales and our costs, which in turn could impact our gross profit, net income and cash flows.

We continue to distribute a variety of Georgia-Pacific building products, including Engineered Lumber, which is covered under a three-year purchase agreement dated February 12, 2009. If Georgia-Pacific and BlueLinx are unable to agree on supply arrangements for products other than engineered lumber, if Georgia-Pacific otherwise discontinues sales of product to us, or if BlueLinx and Georgia-Pacific are unable to agree on product pricing in accordance with the mechanism set forth in the purchase agreement for purchases we make from Georgia-Pacific, we could experience a product shortage unless and until we obtain a replacement supplier or suppliers. We may not be able to obtain replacement products on favorable economic terms, or may not be able to obtain comparable alternative products. An inability to replace products on favorable economic terms or with comparable products could adversely impact our net sales and our costs, which in turn could impact our gross profit, net income and cash flows.

Our industry is highly fragmented and competitive. If we are unable to compete effectively, our net sales and operating results will be reduced.

The building products distribution industry is highly fragmented and competitive and the barriers to entry for local competitors are relatively low. Competitive factors in our industry include pricing and availability of product, service and delivery capabilities, ability to assist with problem-solving, customer relationships, geographic coverage and breadth of product offerings. Also, financial stability is important to suppliers and customers in choosing distributors for their products and affects the favorability of the terms on which we are able to obtain our products from our suppliers and sell our products to our customers.

Some of our competitors are part of larger companies and therefore have access to greater financial and other resources than us. In addition, certain product manufacturers sell and distribute their products directly to customers. Additional manufacturers of products distributed by us may elect to sell and distribute directly to end-users in the future or enter into exclusive supply arrangements with other distributors. Finally, we may not be able to maintain our costs at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, our net sales and net income will be reduced.

Integrating acquisitions may be time-consuming and create costs that could reduce our operating results and cash flows.

We may elect to selectively pursue acquisitions. Any integration process may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including but not limited to:

•	the loss of key customers of the acquired company;

•	the incurrence of unexpected expenses and working capital requirements;

•	a failure of our due diligence process to identify significant issues or contingencies;

•	difficulties assimilating the operations and personnel of the acquired company;

•	difficulties effectively integrating the acquired technologies with our current technologies;

•	our inability to retain key personnel of acquired entities;

•	failure to maintain the quality of customer service;

•	our inability to achieve the financial and strategic goals for the acquired and combined businesses; and

•	difficulty in maintaining internal controls, procedures and policies.

Any of the foregoing obstacles, or a combination of them, could increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our operating results and cash flows.

We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations.

A significant percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may reduce our results of operations.

As of January 1, 2011, approximately 30% of our employees were represented by various labor unions. As of January 1, 2011, we had 46 collective bargaining agreements, of which 4, covering approximately 40 total employees, are up for renewal in 2011, and one collective bargaining agreement expired in March 2010. We are in active negotiations with the subject union, and, in the interim, are operating under the terms and conditions of the expired agreement. Although we have historically had good relations with our unionized employees and expect to renew the collective bargaining agreements that will expire in 2011 and the collective bargaining agreement that expired in 2010, no assurances can be provided that we will be able to reach a timely agreement as to the renewal of the agreements and their expiration or continued expired status, as applicable, could result in a work stoppage. In addition, we may become subject to material cost increases, or additional work rules imposed by agreements with labor unions. The foregoing could increase our selling, general and administrative expenses in absolute terms and/or as a percentage of net sales. In addition, work stoppages or other labor disturbances may occur in the future, which could adversely impact our net sales and/or selling, general and administrative expenses. All of these factors could negatively impact our operating results and cash flows.

Increases in the cost of employee benefits, such as pension and other postretirement benefits, could impact our financial results and cash flow.

Unfavorable changes in the cost of our pension retirement benefits and current employees’ medical benefits could materially impact our financial results and cash flow. We sponsor several defined benefit pension plans covering substantially all of our hourly employees. Our estimates of the amount and timing of our future funding obligations for our defined benefit pension plans are based upon various assumptions. These assumptions include, but are not limited to, the discount rate, projected return on plan assets, compensation increase rates, mortality rates, retirement patterns, and turnover rates. In addition, the amount and timing of our pension funding obligations can be influenced by funding requirements that are established by the Employee Retirement Income and Security Act of 1974 (ERISA), the Pension Protection Act, Congressional Acts, or other governing bodies. During fiscal 2010, we met our required contribution to our defined benefit pension plans. As of January 1, 2011, the net underfunded status of our benefit plan was $18.8 million. The Company’s minimum required contribution in 2011 is $4.1 million, $2.8 million of which will be funded through a pre-funded balance. The difference will be funded through a $1.3 million cash contribution. If the status of our defined benefit plan continues to be underfunded it will require additional future cash contributions.

We participate in various multi-employer pension plans in the United States. The majority of these plans are underfunded. If, in the future, we choose to withdraw from these plans, we likely would need to record a withdrawal liability, which may be material to our financial results.

The payment of dividends has been suspended, and resumption is dependant on business conditions, among other factors. Further, the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends.

We suspended the payment of dividends on our common stock for an indefinite period of time on December 5, 2007. Resumption of the payment of dividends will depend on, among other things, business conditions in the housing industry, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we may not be able to resume the payment of dividends at the same quarterly rate in the future, if at all.

Federal and state transportation regulations could impose substantial costs on us which would reduce our net income.

We use our own fleet of over 600 trucks and over 1,000 trailers to service customers throughout the United States. The U.S. Department of Transportation, or DOT, regulates our operations in domestic interstate commerce. We are subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimensions and driver hours of service also remain subject to both federal and state regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, or driver hours of service would increase our costs, which, if we are unable to pass these cost increases on to our customers, will increase our selling, general and administrative expenses and reduce our operating results.

Environmental laws impose risks and costs on us.

Our operations are subject to federal, state, provincial and local laws, rules and regulations governing the protection of the environment, including, but not limited to, those regulating discharges into the air and water, the use, handling and disposal of hazardous or toxic substances, the management of wastes, the cleanup of contamination and the control of noise and odors. We have made, and will continue to make, expenditures to comply with these requirements. While we believe, based upon current information, that we are in substantial compliance with all applicable environmental laws, rules and regulations, we could be subject to potentially significant fines or penalties for any failure to comply. Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at that real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our current or former warehouse facilities, or at a landfill or other location where we have disposed of, or arranged for the disposal of, wastes. Georgia-Pacific has agreed to indemnify us against any claim arising from environmental conditions that existed prior to May 7, 2004 in connection with the properties we acquired when we purchased the assets of the Division from Georgia-Pacific. We also carry environmental insurance. However, any remediation costs either not related to conditions existing prior to May 7, 2004 or on properties acquired after May 7, 2004 may not be covered by indemnification. In addition, certain remediation costs may not be covered by insurance. We could also be subject to claims brought pursuant to applicable laws, rules or regulations for property damage or personal injury resulting from the environmental impact of our operations. Increasingly stringent environmental requirements, more aggressive enforcement actions, the discovery of unknown conditions or the bringing of future claims may cause our expenditures for environmental matters to increase, and we may incur material costs associated with these matters.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Affiliates of Cerberus control us and may have conflicts of interest with other stockholders in the future.

Cerberus, which we refer to as the controlling stockholder, beneficially owned approximately 55% of our common stock as of the record date. As a result, the controlling stockholder will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. This concentrated ownership position limits other stockholders’ ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial.

The controlling stockholder is controlled by Cerberus Capital Management. Five of our ten directors are, or recently were, employees of or advisors to Cerberus Capital management. The controlling stockholder also has sufficient voting power to amend our organizational documents. The interests of the controlling stockholder may not coincide with the interests of other holders of our common stock. Additionally, the controlling stockholder is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The controlling stockholder may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the controlling stockholder continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, because we are a controlled company within the meaning of the New York Stock Exchange rules, we are exempt from the NYSE requirements that our board be composed of a majority of independent directors, that our compensation committee be composed entirely of independent directors, and that we maintain a nominating/corporate governance committee composed entirely of independent directors.

Even if Cerberus no longer controls us in the future, certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that:

•	permit us to issue, without any further vote or action by the stockholders, up to 30 million shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

•	limit the stockholders’ ability to call special meetings.

These provisions may discourage, delay or prevent a merger or acquisition at a premium price.

In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Further, certain of our incentive plans provide for vesting of stock options and/or payments to be made to our employees in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price.

We may incur substantial costs relating to Georgia-Pacific’s product liability related claims.

Georgia-Pacific is a defendant in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to products containing asbestos. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by Georgia-Pacific. Although the terms of the asset purchase agreement provide that Georgia-Pacific will indemnify us against all obligations and liabilities arising out of, relating to or otherwise in any way in respect of any product liability claims (including, without limitation, claims, obligations or liabilities relating to the presence or alleged presence of asbestos-containing materials) with respect to products purchased, sold, marketed, stored, delivered, distributed or transported by Georgia-Pacific and its affiliates, including the Division prior to the acquisition, it could be possible that circumstances may arise under which asbestos-related claims against Georgia-Pacific could cause us to incur substantial costs.

For example, in the event that Georgia-Pacific is financially unable to respond to an asbestos product liability claim, plaintiffs’ lawyers may, in order to obtain recovery, attempt to sue us, in our capacity as owner of assets sold by Georgia-Pacific, despite the fact that the assets sold to us did not contain asbestos. Asbestos litigation has, over the years, proved unpredictable, as the aggressive and well-financed asbestos plaintiffs’ bar has been creative, and often successful, in bringing claims based on novel legal theories and on expansive interpretations of existing legal theories. These claims have included claims against companies that did not manufacture asbestos products. As a result of these factors, a number of companies have been held liable for amounts far in excess of their perceived exposure. Although we believe, based on our understanding of the law as currently interpreted, that we should not be held liable for any of Georgia-Pacific’s asbestos-related claims, and, to the contrary, that we would prevail on summary judgment on any such claims, there is nevertheless a possibility that new theories could be developed, or that the application of existing theories could be expanded, in a manner that would result in liability for us. Any such liability ultimately could be borne by us if Georgia-Pacific is unable to fulfill its indemnity obligation under the asset purchase agreement with us.

Risks Related to the Rights Offering

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

The per share subscription price is not intended to bear any relationship to our book value, tangible book value, multiple of earnings or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. After the date of this prospectus, our shares of common stock may trade at prices below the subscription price.

If you do not exercise your subscription rights, your percentage ownership in BlueLinx will be diluted.

Assuming we sell the full amount of shares of common stock issuable in connection with the rights offering (pursuant to the rights offering only or taking into account purchases of shares of common stock by Cerberus pursuant to the Investment Agreement), we will issue approximately [ • ] shares of our common stock. If you choose not to exercise your basic subscription rights, your relative ownership interest in our common stock will be diluted.

If the rights offering is not fully subscribed, Cerberus may increase its ownership.

We have entered into the Investment Agreement with Cerberus, under which, subject to the terms and conditions thereof, Cerberus has agreed to purchase from us, at the subscription price, unsubscribed shares of common stock such that gross proceeds of the rights offering will be no less than $60.0 million.

On the record date for the rights offering, Cerberus beneficially owned approximately 55% of our outstanding common stock. As a stockholder of the Company as of the record date and pursuant to the Investment Agreement, Cerberus will have the right to subscribe for and purchase shares of our common stock under the basic subscription right of the rights offering, although it will not have the right to participate in the over-subscription privilege. If Cerberus is the only holder of rights who subscribes in the rights offering, and the conditions to Cerberus’ obligation to act as backstop purchaser under the Investment Agreement are satisfied, the Company will issue an aggregate of [ • ] shares of common stock to Cerberus. Under such circumstances, Cerberus’ ownership percentage of our outstanding common stock would increase to approximately [ • ]% after giving effect to this rights offering. Except as a result of any increase in its ownership of common stock, Cerberus will not obtain any additional governance or control rights as a result of the rights offering or the backstop commitment. Your interests as a holder of common stock may differ from the interests of Cerberus.

We may cancel the rights offering at any time or we may fail to satisfy the Rights Offering Conditions, and in such cases neither we nor the subscription agent will have any obligation to you except to return your exercise payments.

We may, in our sole discretion, cancel the rights offering before it expires. The disinterested directors, with the assistance of the Company’s financial advisors, will continue to explore and evaluate potential Alternative Transactions. The Investment Agreement may be terminated by us if the disinterested directors, in the exercise of their fiduciary duties, recommend to our board of directors, that we consummate an Alternative Transaction that would result in more favorable economic terms for us than the rights offering. In addition, the closing of the rights offering is conditioned upon the satisfaction or waiver of the Rights Offering Conditions. See “Questions and Answers Relating to the Rights Offering — Are there any conditions to completing the rights offering?” If we cancel the rights offering, or if the Rights Offering Conditions are not satisfied or waived, neither we nor the subscription agent will have any obligation to you with respect to the rights except to return any payment received by the subscription agent, without interest, as soon as practicable.

No prior market exists for the subscription rights.

We expect that the subscription rights will trade on the New York Stock Exchange, but the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of the trading market for the subscription rights or the market value of the subscription rights. Subject to certain earlier deadlines described in the section entitled “The Rights Offering — Transferability of Subscription Rights,” the subscription rights are transferable until 4:00 p.m., New York City time, on [ • ], 2011, the last business day prior to the expiration date of this rights offering (or, if the offer is extended, on the business day immediately prior to the extended expiration date), at which time they will be no longer transferable. The subscription agent will only facilitate sales or transfers of the physical subscription rights certificates until 5:00 p.m., New York City time, on [ • ], 2011, three business days prior to the scheduled expiration date. If you provide the subscription agent with instructions to exercise the subscription rights and your instructions are not timely received by the subscription agent or if you do not provide any instructions to exercise your subscription rights, then the subscription rights will expire and will be void and no longer exercisable.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

If you desire to purchase shares of common stock in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., New York City time, on [ • ], 2011, unless we extend the rights offering for additional periods ending no later than [ • ]. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that the subscription agent receives all required forms and payments before the rights offering expires. We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before the rights offering expires. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights the rights offering expires, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

Significant sales of subscription rights and our common stock, or the perception that significant sales may occur in the future, could adversely affect the market price for the subscription rights and our common stock.

The sale of substantial amounts of the subscription rights and our common stock could adversely affect the price of these securities. Sales of substantial amounts of our subscription rights and our common stock in the public market, and the availability of shares for future sale, including up to [ • ] shares of our common stock to be issued in this rights offering, could cause the market price of our common stock to remain low for a substantial amount of time. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares and subscription rights were attempted to be sold within a short period of time, the market for our shares and the subscription rights would be adversely affected. Even if a substantial number of sales do not occur within a short period of time, the mere existence of this “market overhang” could have a negative impact on the market for our common stock and the subscription rights and our ability to raise additional capital.

You will not be able to sell the shares of common stock you buy in the rights offering until you receive your stock certificates or your account is credited with the common stock.

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate as soon as practicable after [ • ], 2011, or such later date as to which the rights offering may be extended. If your shares are held by a broker, dealer, custodian bank or other nominee and you purchase shares, your account with your nominee will be credited with the shares of our common stock you purchased in the rights offering as soon as practicable after the expiration of the rights offering, or such later date as to which the rights offering may be extended. Until your stock certificates have been delivered or your account is credited, you may not be able to sell your shares even though the common stock issued in the rights offering will be listed for trading on the New York Stock Exchange. The stock price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

We currently anticipate that we will use the net proceeds of the rights offering to repay debt under our Credit Agreement and for general operating, working capital and other corporate purposes. Our management may allocate the proceeds among these purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.

The rights offering does not require a minimum amount of proceeds for us to close the offering, which means that if you exercise your rights, you may acquire additional shares of common stock in us when we continue to require additional capital.

There is no minimum amount of proceeds required to complete the rights offering and your exercise of your subscription rights is irrevocable. Therefore, if you exercise the basic subscription right or the over-

subscription privilege, but we do not sell the entire amount of securities being offered in this rights offering and the rights offering is not fully subscribed and the conditions to Cerberus’ obligations to purchase shares under the Investment Agreement are not satisfied or waived, you may be investing in a company that continues to require additional capital.

If you make payment of the subscription price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the rights offering.

Any uncertified personal check used to pay the subscription price in the rights offering must clear prior to the expiration of the rights offering period, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the subscription price, it may not clear prior to the expiration of the rights offering period, in which event you would not be eligible to exercise your subscription rights. You may eliminate this risk by paying the subscription price by wire transfer of immediately available funds.

Risks Related to the Common Stock

Only a limited market exists for our common stock which could lead to price volatility.

The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock.

Concentrated ownership of our common stock creates a risk of sudden change in our share price.

Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large stockholders of a significant portion of that stockholder’s holdings could have a material adverse effect on the market price of our common stock. As of the record date, Cerberus beneficially owned approximately 55% of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common shares.

We are not restricted from issuing additional common shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares, as well as any common shares that may be issued pursuant to our stockholder rights plan. The market price of our common shares could decline as a result of sales of our common shares made after this offering or the perception that such sales could occur. It could also decline if we issue additional common shares in connection with a proposed exchange of a portion of our trust preferred shares for our common shares.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered in the rights offering and pursuant to the Investment Agreement, after deducting estimated offering expenses, will be approximately $58.5 million. We intend to use approximately $[ • ] million of the net proceeds to repay outstanding indebtedness under the Credit Agreement and will use the remainder of the proceeds for general operating, working capital and other corporate purposes. As of January 1, 2011, we had $97.2 million of outstanding borrowings under the Credit Agreement and the interest rate on the Credit Agreement was 4.5%. The Credit Agreement matures on January 7, 2014.

Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. We will utilize the proceeds of the offering to invest in working capital to grow our business, and will invest any excess funds in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

DESCRIPTION OF THE CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our Amended and Restated Certificate of Incorporation and Bylaws and the provisions of applicable law. Copies of our Amended and Restated Certificate of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share, of which 33,215,906 shares are issued and outstanding as of April 15, 2011, and 30 million shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of April 15, 2011.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights. Each director will be elected by the vote of a plurality of the votes cast with respect to such director’s election. Except as otherwise provided by law or our Amended and Restated Certificate of Incorporation, any other corporate action taken by a vote of stockholders shall be authorized by the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on the subject matter.

Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors. In the past we have paid dividends on our common stock at the quarterly rate of $0.125 per share. However, on December 5, 2007, we suspended the payment of dividends on our common stock for an indefinite period of time. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, business conditions in the housing industry, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive, redemption, conversion or subscription rights. In addition, there are no redemption or sinking fund provisions applicable to the shares of our common stock.

Preferred Stock

Our board of directors has the authority, by adopting resolutions, to issue up to 30 million shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions, without stockholder approval. Our Amended and Restated Certificate of Incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock.

Limitations on Directors’ Liability

Our Amended and Restated Certificate of Incorporation and Bylaws indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our company and our stockholders (through stockholders’ derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

In addition, we have entered into Indemnification Agreements with each of our directors and executive officers pursuant to which the Company has agreed to provide for the advancement of expenses and indemnification of, to the fullest extent permitted under Delaware law, as the same may be amended from time to time, for each person party to an Indemnification Agreement.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Registrar and Transfer Company.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “BXC.”

Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

At such time as Cerberus no longer controls our company, certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws and Delaware law may have an anti-takeover effect.

Amended and Restated Certificate of Incorporation and Bylaws.  Certain provisions in our Amended and Restated Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that:

•	permit us to issue, without any further vote or action by our stockholders, up to 30 million shares of preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

•	limit stockholders’ ability to call special meetings.

The foregoing provisions of our Amended and Restated Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See “Risk Factors — Risks Related to the Offering — Even if Cerberus no longer controls us in the future, certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.”

Delaware Takeover Statute.  We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is listed for quotation on the New York Stock Exchange under the symbol “BXC.” As of April 15, 2011, we had 33,215,906 shares of common stock outstanding and approximately 47 registered stockholders, and, as of that date we estimate there were approximately 2,500 beneficial owners holding our common stock in nominee or “street” name. The last reported sales price of our common stock on April 25, 2011 was $3.77 per share.

The table below provides, for the periods indicated, the high and low sales price per share of our common stock, as quoted on the New York Stock Exchange, and the cash dividends declared per share.

	Year Ended					Year Ended			Year Ended
	December 31, 2011					January 1, 2011			January 2, 2010
	Low		High		Dividend(1)	Low	High	Dividend(1)	Low	High	Dividend(1)

1st Quarter	$3.41		$3.90		$—	$2.51	$4.11	$—	$1.20	$3.30	$—
2nd Quarter	$3.61	(2)	$4.35	(2)	$—	$2.30	$6.32	$—	$2.25	$4.60	$—
3rd Quarter	—		—		—	$2.24	$4.10	$—	$2.96	$5.93	$—
4th Quarter	—		—		—	$2.94	$4.00	$—	$2.60	$4.12	$—

(1)	On December 5, 2007, we suspended the payment of dividends on our common stock for an indefinite period of time. See our fiscal 2010 10-K, incorporated by reference in this document, for additional discussion of dividends.

(2)	Through April 25, 2011.

CAPITALIZATION

The following table shows our historical consolidated capitalization at January 1, 2011, our pro forma consolidated capitalization at January 1, 2011 after giving effect to the sale of [ • ] shares of common stock at an offering price of $[ • ] and the receipt of net proceeds of $[ • ] from the rights offering after deducting the offering expenses. You should read this table in conjunction with “Selected Historical Consolidated Financial Data” and with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this prospectus.

	As of January 1, 2011
		Pro Forma
		Including Rights
	Actual	Offering
	(Unaudited)
	(In thousands)

Long-term debt:
Long-term debt	$381,679	$381,679

Other long-term liabilities	33,857	33,857

Total long-term debt	415,536	415,536

Stockholders’ equity:
Common stock, $0.01 par value: 100,000,000 shares authorized; 32,667,504 issued and outstanding shares, actual; [ • ] issued and outstanding shares, as adjusted	327	[ • ]
Additional paid-in capital	147,427	[ • ]
Accumulated deficit	(139,405)	(139,405)

Accumulated other comprehensive loss	(7,358)	(7,358)

Total stockholders’ equity	$991	$59,491

Total capitalization:	$416,527	$475,027
Per share data:
Basic net (loss) income per share applicable to common stock, year to date	$(1.73)	$ [ • ]
Diluted net (loss) income per share applicable to common stock, year to date	$(1.73)	$ ([ • ] )

THE RIGHTS OFFERING

The Subscription Rights

We are distributing to the record holders of our common stock as of [ • ], 2011, transferable subscription rights to purchase shares of common stock at a price of $[ • ] per share. Each holder of record of our common stock will receive one subscription right for every share of our common stock owned by that holder as of 5:00 p.m., New York City time, on [ • ], 2011. Each subscription right will entitle the holder to purchase [ • ] of a share of our common stock. Each subscription right entitles the holder to a basic subscription right and each holder (other than Cerberus) with an over-subscription privilege. The subscription rights entitle the holders of our common stock to purchase an aggregate of approximately [ • ] shares for an aggregate purchase price of $[ • ].

We may cancel the rights offering at any time for any reason before the rights offering expires. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation, and the subscription agent will return all subscription payments to the subscribers, without interest or penalty, as soon as practicable.

Basic Subscription Right.  With your basic subscription right, you may purchase [ • ] of a share of common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $[ • ] per whole share, before the rights offering expires. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase any shares under your over-subscription privilege.

Fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

For example, if you owned 1,000 shares of our common stock on the record date, you would have received 1,000 subscription rights and would have the right to purchase [ • ] shares of common stock ([ • ] rounded down to the nearest whole share) for $[ • ] per whole share.

We will deliver certificates representing shares or credit your account at your record holder with shares of our common stock that you purchased with the basic subscription rights as soon as practicable after the rights offering has expired.

Over-subscription Privilege.  If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of common stock that other stockholders do not purchase by exercising their basic subscription rights. If sufficient shares are available, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of shares of common stock available, however, we will allocate the available shares pro rata among the stockholders exercising the over-subscription privilege in proportion to the number of shares of our common stock each of those stockholders owned on the record date, relative to the number of shares owned on the record date by all stockholders exercising the over-subscription privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder over-subscribed, and the remaining shares will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated.

Under the terms of the Investment Agreement, Cerberus will not have the right to exercise the over-subscription privilege.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed shares of common stock before the rights offering expires, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that may be available to you (i.e., for the maximum number of shares available to you, assuming you exercise all of your basic subscription right and are allotted the full amount of your over-subscription without reduction).

We can provide no assurances that you will actually be entitled to purchase the number of shares of common stock issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all of our stockholders exercise their basic subscription rights in full, and we will only honor an over-subscription privilege to the extent sufficient shares are available following the exercise of subscription rights pursuant to the basic subscription rights.

To the extent the aggregate subscription price of the actual number of unsubscribed shares of common stock available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments will be returned to you, without interest or penalty, as soon as practicable.

To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share.

We will deliver certificates representing shares or credit the account of your record holder with shares of our common stock that you purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering.

Reasons for the Rights Offering

We believe raising capital through this rights offering as compared to other methods, such as an underwritten public offering of our common stock, has the advantage of providing our stockholders the opportunity to participate in this transaction on a pro rata basis and, if all stockholders exercise their rights, avoid dilution of their ownership interest in the Company.

Our sales depend heavily on the strength of national and local new residential construction and home improvement and remodeling markets. The U.S. residential construction market has been experiencing a downturn that is in now in its fifth consecutive year, making it one of the most severe housing downturns in United States history. Along with high unemployment, tighter lending standards and general economic uncertainty, there is an oversupply of unsold homes on the market and the pool of qualified home buyers has declined significantly. Moreover, the government’s legislative and administrative measures aimed at restoring liquidity to the credit markets and providing relief to homeowners facing foreclosure have had limited results. While there have been signs of improvement in the U.S. economy generally, it is unclear if and to what extent the residential construction market will improve during fiscal 2011.

Our results of operations have been severely adversely affected by this historic downturn in new housing activity. Our net sales have decreased from approximately $4.9 billion for our fiscal year ended December 30, 2006 to $1.8 billion for our fiscal year ended January 1, 2011. As a result of the weakened demand environment in the housing market we have undertaken a number of initiatives to control costs and decrease our operating expenses in an effort to help preserve our liquidity. These initiatives have included the consolidation of our offices and operations, closures of facilities, workforce reductions and reductions inventory. Through these initiatives and other strategies, we were able to reduce our total operating expenses from $402.3 million for the fiscal year ended December 30, 2006 to $234.6 million for the fiscal year ended January 1, 2011. Despite these efforts however, we have still seen a significant drop in net income from $15.8 million for the fiscal year ended December 30, 2006 to a net loss of $53.2 million for the fiscal year ended January 1, 2011.

We depend on cash flow from operations and funds available under our revolving credit facility to finance working capital needs and capital expenditures. We had approximately $103.4 million of excess availability under our amended revolving credit facility as of January 1, 2011. Under our amended revolving credit facility, we are required to maintain our excess availability above the greater of $40.0 million or the amount equal to 15% of the lesser of the borrowing base, as defined therein, or $60.0 million (subject to increase to $75.0 million if we exercise the uncommitted accordion provision in the amended revolving credit facility in full). If we fail to maintain this minimum excess availability, the amended revolving credit facility requires us to (i) maintain certain financial ratios, which we would not meet with current operating results, and (ii) limit our capital expenditures, which would have a negative impact on our ability to finance working capital needs and capital expenditures. For additional information regarding our financial covenants under our revolving credit facility, see “The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business” in the Risk Factors section of this prospectus.

We believe our excess liquidity likely will continue to decrease while we and our industry begin to recover from this historic housing market downturn. While we believe that the amounts available from our revolving credit facility and other sources will be sufficient to fund our routine operations and capital requirements for the next 12 months, we are conducting this rights offering to provide us with greater financial flexibility and a stronger liquidity position. We expect to receive net proceeds from the rights offering of approximately $58.5 million, after paying associated expenses. The net proceeds will provide us with more financial and operating flexibility to strategically expand our business as the recovery of our industry continues. We will continue to aggressively manage both our working capital and our operating expenses. In the event that economic conditions, especially those relating to the housing market do not improve, the net proceeds will increase our excess liquidity which we can use to help pay operating expenses and pay down debt.

The Backstop Purchaser

The Investment Agreement.  We sought and obtained the commitment of Cerberus to act as the backstop purchaser. Under the Investment Agreement we entered into with Cerberus ABP Investor LLC (“Cerberus”), subject to the terms and conditions therein, Cerberus has agreed to purchase from us, at the rights offering subscription price, unsubscribed shares of common stock such that gross proceeds of the rights offering will be no less than $60.0 million. By entering into the Investment Agreement, subject to satisfaction of the closing conditions described below, we are ensured of receiving gross proceeds from the rights offering of $60.0 million before the payment of the expenses associated with the rights offering.

The Closing.  The closing of the transactions contemplated by the Investment Agreement is subject to satisfaction or waiver of the following conditions: (i) the effectiveness of the registration statement relating to the rights offering; (ii) the rights offering having been conducted in accordance with the Investment Agreement in all material respects; (iii) receipt of all material governmental and third party consents; (iv) the absence of any legal impediment to the consummation of the rights offering or the issuance of shares under the Investment Agreement; (v) the compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement in all material respects; (vi) the Rights Offering Conditions; and (vii) other customary conditions.

Termination.  The Investment Agreement may be terminated at any time prior to the closing of the backstop commitment:

•	by mutual written agreement of Cerberus and us;

•	by either party, if the transactions contemplated by the Investment Agreement do not close by the earlier of July 31, 2011 and the date that is 30 business days after the registration statement for the rights offering has been declared effective (the “Outside Date”); provided, however, that the right to terminate the Investment Agreement is not available to any party whose failure to comply with any provision of the Investment Agreement is the cause of, or resulted in, the failure of the closing to occur on or prior to such date;

•	by either party, if there is a breach by Cerberus (in the case of termination by us) or by us (in case of termination by Cerberus) of any covenant or representation or warranty that would cause the failure of the satisfaction of a closing condition and is not capable of cure by the Outside Date;

•	by either party upon the occurrence of any event that results in a failure to satisfy any of such party’s closing conditions, which failure is not capable of cure by the Outside Date; or

•	by us, if the disinterested directors, in the exercise of their fiduciary duties, recommend to our board of directors, that we consummate an Alternative Transaction that would result in more favorable economic terms for us than the rights offering.

Fees.  There is no backstop commitment fee payable to any of the backstop purchaser in connection with the rights offering.

Indemnification.  We have agreed to indemnify the backstop purchaser and its affiliates and their respective officers, directors, members, partners, employees, agents, and controlling persons for losses arising out of circumstances existing on or prior to the closing date of the rights offering to which an indemnified party becomes subject arising out of a claim instituted by a third party with respect to the rights offering or the transaction contemplated by the Investment Agreement (other than with respect to losses due to statements or omissions made in reliance on information provided to us in writing by Cerberus for use herein and losses attributable to the gross negligence or willful misconduct of the indemnified party or breaches of the Investment Agreement).

Registration Rights.  Shares acquired by Cerberus pursuant to the Investment Agreement will become subject to our existing registration rights agreement with Cerberus. We have agreed to enter into a customary registration rights agreement with any person to whom Cerberus assigns its rights under the Investment Agreement if such shares would not otherwise be subject to our existing registration rights agreement with Cerberus.

Subscription Rights.  As part of the Investment Agreement, subject to the terms and conditions thereunder, Cerberus has agreed to purchase a number of shares equal to its pro rata basic subscription right, in addition to its backstop commitment. However, we have agreed, pursuant to the Investment Agreement, that Cerberus will not have an over-subscription privilege in the rights offering. Such pro rata shares purchased by Cerberus pursuant to the Investment Agreement will be included when determining the number of shares purchased in the basic subscription right of the rights offering.

Restrictions on Transfer.  Pursuant to the Investment Agreement, Cerberus has agreed not to transfer, without the prior written consent of the disinterested members of our board of directors, during the pendency of the rights offering, any subscription rights distributed, directly or indirectly, to them.

Conditions, Withdrawal and Cancellation

Our obligation to close the rights offering and to issue the shares of our common stock subscribed for in the rights offering is conditioned on the Company’s satisfaction of the Rights Offering Conditions. We reserve the right to waive the Rights Offering Conditions, provided, however, that under the terms of the Investment Agreement, any such waiver may only be made with the consent of Cerberus. We will provide notice of our intention to waive the Rights Offering Conditions at least five trading days prior to the expiration date of the rights offering. See “Questions and Answers Relating to the Rights Offering — Are there any conditions to completing the rights offering?”

In addition, we reserve the right to withdraw and cancel the rights offering at any time for any reason. We also may cancel the rights offering at any time before its completion if our board of directors decides to do so in its sole discretion. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation.

If the Rights Offering Conditions are not satisfied or waived or if we cancel the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Effect of Rights Offering on Existing Stockholders

The ownership interests and voting interests of the existing stockholders who do not exercise their basic subscription rights will be diluted. See “Questions and Answers Related to the Rights Offering.”

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders.  If you hold a BlueLinx stock certificate, the number of shares of common stock you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address given below under “— Subscription Agent and Information Agent,” to be received before 5:00 p.m., New York City time, on [ • ], 2011.

Subscription by Beneficial Owners.  If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, you will not receive a rights certificate. Instead, the DTC will issue one subscription right to the nominee record holder for every share of our common stock that you own at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of common stock in the rights offering.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock that you wish to acquire in the rights offering. Your payment must be delivered in one of the following ways:

•	uncertified personal check payable to “Registrar and Transfer Company”; or

•	wire transfer of immediately available funds to accounts maintained by the subscription agent.

The subscription agent cannot accept certified checks or bank drafts. Payment received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest, as soon as practicable. The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified personal check deposited by the subscription agent; or

•	receipt by the subscription agent of any wire transfer of immediately available funds.

If you elect to exercise your subscription rights, you should ensure that the subscription agent receives your funds before the rights offering expires. Any uncertified personal check used to pay for shares of common stock must clear the appropriate financial institutions before 5:00 p.m., New York City time, on [ • ], 2011, when the rights offering will expire. The clearinghouse may require five or more business days. Accordingly, holders who wish to pay the subscription price by means of an uncertified personal check should make payment sufficiently in advance of the expiration of the rights offering to ensure that the payment is received and clears by that date.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO US. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment before the rights offering expires.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Missing or Incomplete Subscription Information

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., New York City time [ • ], 2011 expiration date that we have established for the rights offering. If you send a payment that is insufficient to purchase the number of shares of common stock you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Expiration Date and Cancellation Rights

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York City time, on [ • ], 2011, which is the expiration of the rights offering. If you do not exercise your subscription rights before that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares to you if the subscription agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering, although we do not presently intend to do so. Under the Investment Agreement, the consent of Cerberus is required to extend the expiration of the rights offering beyond 30 business days from the date on which the registration statement for the rights offering, of which this prospectus is a part, is declared effective. We may extend the rights offering by giving oral or written notice to the subscription agent before the rights offering expires, but in no event will we extend the rights offering beyond [ • ]. If we elect to extend the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date of the rights offering.

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Please note that the nominee may establish a deadline that may be before the 5:00 p.m., New York City time, [ • ], 2011, expiration date that we have established for the rights offering.

Determination of Subscription Price

We engaged Moelis to act as our financial advisor in connection with the rights offering to provide, among other things, advice with respect to the structure and terms of the rights offering. The subscription price was approved by the disinterested members of our board of directors who are not affiliated with, and do not have a financial interest in, Cerberus Capital Management. Cerberus Capital Management controls Cerberus, the entity that, at the request of the disinterested directors, has agreed to backstop this offering subject to the terms and conditions in the Investment Agreement. In evaluating the subscription price, the disinterested directors considered, among other things, (i) the current and historical trading prices of our common stock, (ii) the price at which stockholders might be willing to participate in the rights offering, (iii) the likely cost of capital from other sources and our ability to access such capital, (iv) comparable precedent transactions, and (v) the price at which a party would be willing to backstop the rights offering.

After consulting with legal counsel, financial advisors and the disinterested directors, management proposed an acceptable range of subscription prices and pursued negotiations with potential backstop providers through representatives of Moelis. No person contacted by Moelis or the Company was willing to backstop the rights offering on terms and conditions acceptable to us. The disinterested directors also asked Moelis to approach Cerberus to discuss the potential backstop in the event the Company could not find a party willing to backstop the rights offering on terms acceptable to the Company. The disinterested directors believed that Cerberus’ familiarity with and current ownership position in the Company would help accelerate the process for completing the rights offering. After discussions with Moelis and management regarding the Company’s future liquidity needs and its reasons for requesting Cerberus to backstop the offering, Cerberus agreed to provide the backstop, subject to negotiation of the Investment Agreement.

The disinterested directors, with the assistance of our financial advisors, will continue to explore and evaluate Alternative Transactions. The Investment Agreement may be terminated by us if the disinterested directors, in the exercise of their fiduciary duties, recommend to our board of directors, that we consummate an Alternative Transaction that would result in more favorable economic terms for us than the rights offering. Given the continuing difficulty of the economic environment in which the Company operates, finding an unaffiliated party to backstop the offering would be extremely difficult and likely would result in terms less favorable to the Company, including requiring the payment of a fee for providing the backstop and reimbursement of expenses (neither of which Cerberus will receive).

After several meetings of the board of directors at which various strategic alternatives, including the rights offering, were discussed, the disinterested directors, acting on delegated authority from the full board, approved the subscription price and the other terms of the Investment Agreement with the backstop purchaser. At all meetings of the board at which the subscription price and the terms of any backstop arrangements were discussed, the disinterested directors were provided the opportunity to meet and did meet on several occasions separately with the Company’s legal and financial advisors without the members of our board of directors who are affiliated with, or that have a financial interest in, Cerberus Capital Management present to discuss potential pricing and the terms of any backstop arrangement under the rights offering.

The $[ • ] subscription price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth, or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the rights offering.

Subscription Agent and Information Agent

The subscription agent for this offering is Registrar and Transfer Company. The address to which rights certificates and payments, other than wire transfers, should be mailed or delivered by overnight courier is provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent. Do not send or deliver these materials to BlueLinx.

By mail:	By hand or overnight courier:

Registrar and Transfer Company	Registrar and Transfer Company
Attn: Reorg/Exchange Dept	Attn: Reorg/Exchange Dept
P.O. Box 645	10 Commerce Drive
Cranford, New Jersey 07016-0645	Cranford, New Jersey 07016

If you deliver subscription documents or rights certificates in a manner different than that described in this prospectus, we may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to the information agent, Eagle Rock Proxy Advisors, LLC, by calling (855) 612-6975 toll-free or, if you are a bank or broker, (908) 497-2340 .

Fees and Expenses

We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise your rights. If you exercise your rights through the record holder of your shares, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. We will pay all reasonable fees charged by Registrar and Transfer Company as the subscription agent and Eagle Rock Proxy Advisors, LLC as the information agent.

No Fractional Shares

All shares of common stock will be sold at a purchase price of $[ • ] per whole share. We will not issue fractional shares. Fractional shares resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of our common stock. If a registered holder of our common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock and will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., New York City time, [ • ], 2011, expiration date.

Transferability of Subscription Rights

The subscription rights are transferable during the course of the subscription period. We expect to list the subscription rights for trading on the New York Stock Exchange under the symbol “BXC RT” commencing on or about [ • ], 2011 and continuing until 4:00 p.m., New York City time, on [ • ], 2011, the last business day prior to the expiration date of this rights offering (or, if the offer is extended, on the business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to purchase any shares of common stock. However, the subscription rights are a new issue of securities with no prior trading market, and there can be no assurances provided as to the liquidity of the trading market for the subscription rights or their market value.

If you are a beneficial owner of shares of common stock on the record date or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to sell your subscription rights through your broker, custodian bank or other nominee, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received prior to 4:00 p.m., New York City time, on [ • ], 2011, the last business day prior to the [ • ], 2011 expiration date of this rights offering.

If you are a record holder of our common stock as of the record date and receive a rights certificate, you may take your rights certificate to a broker and request to sell the rights represented by the certificate. The broker will instruct you as to what is required to sell your subscription rights.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless we waive them in our sole discretion. Neither we nor the subscription agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or cancel the rights offering, only when the subscription agent receives a properly completed and duly executed rights certificate and any other required documents and the full subscription payment. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and cancelled. If the rights offering is cancelled for any reason, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Stockholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering until certificates representing the shares of our common stock are issued to you, or your account at your nominee is credited with the shares of our common stock purchased in the rights offering.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase shares at the subscription price.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase our shares of common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. The market price for our common stock may decline to a price that is less than the subscription price and, if you purchase shares of common stock at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should not view the commitment of Cerberus as the backstop purchaser as a recommendation or other indication, by Cerberus or by any member of our board of directors, that the exercise or sale of your subscription rights is in your best interests. You should make your decision based on your assessment of our business and financial condition, our prospects for the future and the terms of this rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Listing

The subscription rights are transferable, and we expect to list the subscription rights for trading on the New York Stock Exchange under the symbol “BXC RT”; however, we cannot assure you that a market for the rights will develop. Shares of our common stock are, and we expect that the shares of common stock to be issued in the rights offering will be, traded on The New York Stock Exchange under the symbol “BXC.”

Shares of Our Common Stock Outstanding After the Rights Offering

As of April 15, 2011, 33,215,906 shares of our common stock were issued and outstanding. As a result of the backstop commitment, we expect to issue an additional [ • ] shares of our common stock after the closing of the rights offering, for a total of [ • ] shares of common stock issued and outstanding. This assumes that, during the rights offering, we issue no other shares of our common stock and that no options for our common stock are exercised.

Dilutive Effect of the Rights Offering and Investment Agreement

On the record date for the rights offering, Cerberus beneficially owned approximately 55% of our outstanding common stock. As a stockholder of the Company as of the record date, Cerberus will have the right to subscribe for and purchase shares of our common stock under the basic subscription right of the rights offering, although it will not have the right to participate in the over-subscription privilege. If Cerberus is the only holder of rights who exercises its rights in the rights offering, and the conditions to Cerberus’ obligation to act as backstop purchaser under the Investment Agreement are satisfied, the Company will issue an aggregate of [ • ] shares of common stock to Cerberus. Under such circumstances, Cerberus’ ownership percentage of our outstanding common stock would increase to approximately [ • ]% after giving effect to this rights offering. Except as a result of any increase in its ownership of common stock, Cerberus will not obtain any additional governance or control rights as a result of the rights offering or the backstop commitment. Your interests as a holder of common stock may differ from the interests of Cerberus.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences of the receipt and exercise (or expiration) of the subscription rights or, if applicable, the over-subscription privilege, acquired through the rights offering and owning and disposing of the shares of common stock received upon exercise of the subscription rights. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its particular circumstances or to holders that may be subject to special tax rules, including, but not limited to, partnerships or other pass-through entities, banks and other financial institutions, tax-exempt entities, employee stock ownership plans, certain former citizens or residents of the United States, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that have elected to use the mark-to-market method of accounting, persons holding subscription rights or shares of common stock as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale” or “conversion transaction,” persons whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code.

This summary applies to you only if you are a U.S. holder (as defined below) and receive your subscription rights in the rights offering, and you hold your subscription rights or shares of common stock issued to you upon exercise of the subscription rights or, if applicable, the over-subscription privilege, as capital assets for tax purposes. This summary does not apply to you if you are not a U.S. holder.

We have not sought, and will not seek, a ruling from the IRS regarding the federal income tax consequences of the rights offering or the related share issuances. The following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws.

You are a U.S. holder if you are a beneficial owner of subscription rights or common stock and you are:

•	An individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	A corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United Sates, any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	A trust (a) if a court within the United States can exercise primary supervision over its administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or holds the common stock received upon exercise of the subscription rights or, if applicable, the over-subscription privilege, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the U.S. federal income tax consequences of receiving and exercising the subscription rights and acquiring, holding or disposing of our common shares.

ACCORDINGLY, EACH RECIPIENT OF RIGHTS IN THE RIGHTS OFFERING SHOULD CONSULT THE RECIPIENT’S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING AND THE RELATED SHARE ISSUANCES THAT MAY RESULT FROM SUCH RECIPIENT’S PARTICULAR CIRCUMSTANCES.

Taxation of Subscription Rights

Receipt of Subscription Rights

Your receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution with respect to your existing shares of common stock for U.S. federal income tax purposes. Under Section 305 of the Code, a stockholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. A common stockholder who receives a right to acquire shares of common stock generally will be treated as having received a taxable dividend if such stockholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other stockholder receives a distribution of cash or other property. For purposes of the above, “stockholder” includes holders of warrants, options and convertible securities. The application of this rule is very complex and subject to uncertainty. We believe, however, that pursuant to

Section 305 of the Code and the Treasury Regulations issued thereunder, the receipt of subscription rights should generally not be taxable to a stockholder.

Tax Basis in the Subscription Rights

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing shares of common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing shares of common stock between your existing shares of common stock and the subscription rights in proportion to the relative fair market values of the existing shares of common stock and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing shares of common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing shares of common stock on the date you receive the subscription rights, then you must allocate your basis in your existing shares of common stock between your existing shares of common stock and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights. The fair market value of the subscription rights on the date the subscription rights will be distributed is uncertain. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including the trading price thereof.

Exercise of Subscription Rights

Generally, you will not recognize gain or loss on the exercise of a subscription right. Your tax basis in a new share of common stock acquired when you exercise a subscription right will be equal to your adjusted tax basis in the subscription right, if any, plus the subscription price. The holding period of a share of common stock acquired when you exercise your subscription rights will begin on the date of exercise.

Expiration of Subscription Rights

If you allow subscription rights received in the rights offering to expire, you should not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing shares of common stock previously allocated to the subscription rights that have expired to the existing shares of common stock.

Sale or Other Disposition of Subscription Rights

If you sell or otherwise dispose of your subscription rights prior to the expiration date, you will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property you receive and your tax basis, if any, in the subscription rights sold or otherwise disposed of. Any capital gain or loss will be long-term capital gain or loss if the holding period for the subscription rights exceeds one year at the time of disposition. The deductibility of capital losses is subject to limitations under the Code.

Taxation of Shares of Common Stock

Distributions

Distributions with respect to shares of common stock acquired upon exercise of subscription rights will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such shares of common stock and thereafter as capital gain.

Dispositions

If you sell or otherwise dispose of the shares of common stock acquired upon exercise of the subscription rights, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the shares of common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the shares of common stock is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Health Care and Reconciliation Act of 2010

On March 30, 2010, President Obama signed into law the Health Care and Reconciliation Act of 2010, which requires certain U.S. stockholders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Payments made to you of proceeds from the sale of subscription rights or from the shares of common stock acquired upon exercise of the subscription rights may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

PLAN OF DISTRIBUTION

As soon as practicable after the record date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock at 5:00 p.m. New York City time on [ • ], 2011. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the rights certificate and return it with payment for the shares to the subscription agent at the following address:

By mail:	By hand or overnight courier:

Registrar and Transfer Company Attn: Reorg/Exchange Dept P.O. Box 645 Cranford, New Jersey 07016-0645	Registrar and Transfer Company Attn: Reorg/Exchange Dept 10 Commerce Drive Cranford, New Jersey 07016

See “The Rights Offering — Method of Exercising Subscription Rights.” If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document or the Instruction for Use of BlueLinx Subscription Rights Certificates, you should contact our information agent, Eagle Rock Proxy Advisors, LLC, by calling (855) 612-6975 toll-free or, if you are a bank or broker, (908) 497-2340.

We have agreed to pay the subscription agent and information agent customary fees plus certain expenses in connection with the rights offering. Other than as described herein, we are not aware of any existing agreements between any stockholder, broker, dealer, underwriter or agreement relating to the sale or distribution of the stock underlying the rights.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 1, 2011, and the effectiveness of our internal control over financial reporting as of January 1, 2011, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia.

INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC, which allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, filed separately with the SEC, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended January 1, 2011;

•	Definitive proxy statement on Schedule 14A, filed on April 18, 2011; and

•	Current Report on Form 8-K filed on April 26, 2011.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000

We have filed with the SEC a registration statement under the Securities Act with respect to the subscription rights and underlying shares of common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F. Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including BlueLinx. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

In addition, we make available, without charge, through our website, www.bluelinxco.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in the website.

UP TO [ • ] SHARES
OF COMMON STOCK ISSUABLE UPON THE EXERCISE
OF SUBSCRIPTION RIGHTS AT $[ • ] PER SHARE

PRELIMINARY PROSPECTUS

          , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

SEC registration fee	$6,966
*Accounting fees and expenses	50,000
*Legal fees and expenses	150,000
*Printing and engraving expenses	60,000
*Subscription agent, information agent and registrar fees and expenses	20,000
*Miscellaneous	13,034

*Total	$300,000

*	Estimated pursuant to Item 511 of Regulation S-K.

Item 14.	Indemnification of Directors and Officers.

Indemnification Under the Delaware General Corporation Law

Section 145 of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the DGCL does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The DGCL also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

(1) for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3) for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(4) for any transaction from which the director derived an improper personal benefit.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification Under the Company’s Amended and Restated Certificate of Incorporation (the “Charter”)

The Fifth Article of the Company’s Charter provides that the personal liability of the directors of the Company shall be eliminated to the fullest extent permitted by the DGCL (including, without limitation, paragraph (7) of subsection (b) of Section 102 thereof), as the same may be amended from time to time. No amendment or repeal of the Fifth Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

The Sixth Article of the Company’s Charter provides that the Company shall indemnify and hold harmless, and advance expenses, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who (i) was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with such action suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful or (ii) was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such Covered Person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except as otherwise provided by law. Notwithstanding the preceding sentence, except as otherwise provided in the Amended and Restated Bylaws of the Company (as the same may provide from time to time) (the “Amended and Restated By-laws”), the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the Amended and Restated By-laws, in any written agreement with the Company, or in the specific case by the Board of Directors or stockholders; provided, however, that if successful in whole or in part in any suit for the advancement of expenses or indemnification hereunder, the Covered Person shall be entitled to payment of the expense of litigating such suit. Nothing in Article VI shall affect any rights to indemnification or advancement of expenses to which directors, officers, employees or agents of the Company otherwise may be entitled under the Amended and Restated By-laws, any written agreement with the Company or otherwise. The Company may, to the extent authorized from time to time by the Board of Directors or stockholders, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Company. Without limiting the generality or the effect of the foregoing, the Company may enter into one or more agreements with any person that provides for indemnification greater or different than that provided in Article VI. No amendment or repeal of this Article VI shall adversely affect any right or protection existing thereunder or pursuant thereto immediately prior to such amendment or repeal.

Indemnification Under the Amended and Restated By-laws

Section 5.01 of Article V of the Company’s Amended and Restated By-laws provides that the Company shall indemnify and hold harmless, and advance expenses, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who (1) was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with such action suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful or (2) was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such Covered Person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except as otherwise provided by law. Notwithstanding the preceding sentence, except as otherwise provided in the Amended and Restated By-laws, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the Amended and Restated By-laws, in any written agreement with the Company, or in the specific case by the Board or stockholders; provided, however, that if successful in whole or in part in any suit for the advancement of expenses or indemnification hereunder, the Covered Person shall be entitled to payment of the expense of litigating such suit. Nothing in Article V shall affect any rights to indemnification or advancement of expenses to which directors, officers, employees or agents of the Company otherwise may be entitled under the Amended and Restated By-laws, any written agreement with the Company or otherwise. The Company may, to the extent authorized from time to time by the Board or stockholders, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of Article V with respect to the indemnification and advancement of expenses of directors and officers of the Company. Without limiting the generality or the effect of the foregoing, the Company may enter into one or more agreements with any person that provides for indemnification greater or different than that provided in Article V. No amendment or repeal of Article V shall adversely affect any right or protection existing thereunder or pursuant thereto immediately prior to such amendment or repeal.

Section 5.02 of Article V of the Company’s Amended and Restated By-laws provides that it is the intent of Article V to require the Company, unless otherwise determined by the Board or as provided for in Section 5.01 in the case of a proceeding (or part thereof) commenced by a Covered Person, to indemnify the Covered Persons for judgments, fines, penalties, amounts paid in settlement and expenses (including attorneys’ fees), and to advance expenses to such persons, in each and every circumstance in which such indemnification and such advancement of expenses could lawfully be permitted by express provision of the Amended and Restated By-laws, and the indemnification and expense advancement provided by Article V shall not be limited by the absence of an express recital of such circumstances.

Section 5.03 of Article V of the Company’s Amended and Restated By-laws provides that indemnification pursuant to the Amended and Restated By-laws shall inure to the benefit of the heirs, executors, administrators and personal representatives of the Covered Persons.

Section 5.04 of Article V of the Company’s Amended and Restated By-laws provides that the Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under Article V or otherwise.

Section 5.05 of Article V of the Company’s Amended and Restated By-laws provides that if a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under Article V is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 5.06 of Article V of the Company’s Amended and Restated By-laws provides that the rights conferred on any Covered Person by Article V shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Charter, the Amended and Restated By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.07 of Article V of the Company’s Amended and Restated By-laws provides that the Company’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

Indemnification Under Indemnification Agreements With Certain of Our Directors and Executive Officers

We have entered into Indemnification Agreements with each of our directors and executive officers pursuant to which the Company has agreed to provide for the advancement of expenses and indemnification of, to the fullest extent permitted under Delaware law, as the same may be amended from time to time, for each person party to an Indemnification Agreement.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on April 26, 2011.

BLUELINX HOLDINGS INC.

By:	/s/ George R. Judd
George R. Judd
President and Chief Executive Officer:
(Principal Executive Officer)

POWER OF ATTORNEY

We, the undersigned directors and officers of BlueLinx hereby severally constitute and appoint George R. Judd H. Douglas Goforth and Dean A. Adelman, or any of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said attorney and agent may deem necessary or advisable to enable BlueLinx to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form S-1 relating to the offering of BlueLinx’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission; and we hereby approve, ratify and confirm all that said attorney and agent shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ George R. Judd George R. Judd	President and Chief Executive Officer and Director (Principal Executive Officer)	April 26, 2011

/s/ Howard D. Goforth Howard D. Goforth	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	April 26, 2011

/s/ Scott T. Phillips Scott T. Phillips	Chief Accounting Officer (Principal Accounting Officer	April 26, 2011

/s/ Howard S. Cohen Howard S. Cohen	Director	April 26, 2011

/s/ Richard S. Grant Richard S. Grant	Director	April 26, 2011

/s/ Steven F. Mayer Steven F. Mayer	Director	April 26, 2011

Signature	Title	Date

/s/ Richard B. Marchese Richard B. Marchese	Director	April 26, 2011

/s/ Charles H. McElrea Charles H. McElrea	Director	April 26, 2011

/s/ Alan H. Schumacher Alan H. Schumacher	Director	April 26, 2011

/s/ Mark A. Suwyn Mark A. Suwyn	Director	April 26, 2011

/s/ Robert G. Warden Robert G. Warden	Director	April 26, 2011

/s/ M. Richard Warner M. Richard Warner	Director	April 26, 2011

EXHIBIT INDEX

Exhibit
Number		Item

3.1		Amended and Restated Certificate of Incorporation of BlueLinx (A)
3.2		Amended and Restated By-Laws of BlueLinx(B)
4.1		Registration Rights Agreement, dated as of May 7, 2004, by and among BlueLinx and the initial holders specified on the signature pages thereto(C)
4.2		Letter Agreement, dated as of August 30, 2004, by and among BlueLinx, Cerberus ABP Investor LLC, Charles H. McElrea, George R. Judd, David J. Morris, James C. Herbig, Wayne E. Wiggleton and Steven C. Hardin(C)
4.3		Investment Letter, dated March 10, 2004, between BlueLinx and Cerberus ABP Investor LLC, as Purchaser of Common Stock(D)
4.4		Investment Letter, dated May 7, 2004, between BlueLinx and Cerberus ABP Investor LLC, as Purchaser of Common Stock(D)
4.5		Executive Purchase Agreement dated May 7, 2004 by and among BlueLinx, Cerberus ABP Investor LLC and Charles H. McElrea(D)
4.6		Executive Purchase Agreement dated May 7, 2004 by and among BlueLinx, Cerberus ABP Investor LLC and George R. Judd(D)
4.7		Form of Subscription Rights Certificate**
5.1		Form of Opinion of Troutman Sanders LLP*
10.1		Asset Purchase Agreement, dated as of March 12, 2004, by and among Georgia-Pacific Corporation, Georgia-Pacific Building Materials Sales, Ltd. and BlueLinx Corporation(C)
10.2		First Amendment to Asset Purchase Agreement, dated as of May 6, 2004, by and among Georgia-Pacific Corporation, Georgia-Pacific Building Materials Sales, Ltd. and BlueLinx Corporation(C)
10	.3†	Master Purchase, Supply and Distribution Agreement, dated May 7, 2004 by and between BlueLinx Corporation and Georgia-Pacific(B)
10.4		Form of Director and Officer Indemnification Agreement(incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on January 13, 2011)
10.5		BlueLinx Holdings Inc. Short-Term Incentive Plan (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on February 7, 2006)
10.6		BlueLinx Holdings Inc. 2004 Long Term Equity Incentive Plan(C)
10.7		BlueLinx Holdings Inc. 2004 Long-Term Equity Incentive Plan Form of Restricted Stock Award Agreement (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on January 11, 2008)
10.8		BlueLinx Holdings Inc. 2006 Long-Term Equity Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 14, 2006)
10.9		BlueLinx Holdings Inc. 2006 Long-Term Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on June 9, 2006)
10.10		BlueLinx Holdings Inc. 2006 Long-Term Equity Incentive Plan Nonqualified Stock Option Award Agreement (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on June 9, 2006)
10.11		BlueLinx Holdings Inc. 2006 Long-Term Equity Incentive Plan Form of Performance Share Award Agreement (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on April 4, 2007)
10.12		Amendment No. 1 to BlueLinx Holdings Inc. 2006 Long-Term Equity Incentive Plan Form of Performance Share Award Agreement (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on December 15, 2010)

Exhibit
Number		Item

10.13		Letter Agreement, dated December 18, 2006, relating to and amending the Master Purchase, Supply and Distribution Agreement between Georgia-Pacific Corporation and BlueLinx Corporation dated May 7, 2004 (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on December 22, 2006)
10	.14†	Loan and Security Agreement, dated as of June 9, 2006, between the entities set forth therein collectively as borrower and German American Capital Corporation as Lender (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009)
10.15		Guaranty of Recourse Obligations, dated as of June 9, 2006, by BlueLinx Holdings Inc. for the benefit of German American Capital Corporation (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on June 15, 2006)
10.16		Environmental Indemnity Agreement, dated as of June 9, 2006, by BlueLinx Holdings Inc. in favor of German American Capital Corporation (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on June 15, 2006)
10	.17†	Amended and Restated Loan and Security Agreement, dated August 4, 2006, by and between BlueLinx Corporation, Wachovia and the other signatories listed therein (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009)
10.18		First Amendment to Amended and Restated Loan and Security Agreement, dated August 4, 2006, by and between BlueLinx Corporation, Wachovia and the other signatories listed therein, dated October 22, 2008 (incorporated by reference to Exhibit 10.19 to Annual Report on Form 10-K for the year ended January 1, 2011, filed with the Securities and Exchange Commission on February 25, 2011)
10.19		Second Amendment to Amended and Restated Loan and Security Agreement, dated August 4, 2006, by and between BlueLinx Corporation, Wells Fargo, as successor in interest to Wachovia, and the other signatories listed therein, dated July 7, 2010 (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on July 7, 2010)
10.20		Amended and Restated Employment Agreement between BlueLinx Corporation and George R. Judd, dated January 21, 2011, (incorporated by reference to Form 8-K/A filed with the Securities and Exchange Commission on January 27, 2011)
10.21		Amended and Restated Employment Agreement between BlueLinx Corporation and Howard D. Goforth, dated January 21, 2011 (incorporated by reference to Form 8-K/A filed with the Securities and Exchange Commission on January 27, 2011)
10.22		Amended and Restated Employment Agreement between BlueLinx Corporation and Dean A. Adelman, dated January 21, 2011 (incorporated by reference to Form 8-K/A filed with the Securities and Exchange Commission on January 27, 2011)
10.23		Amended and Restated Employment Agreement between BlueLinx Corporation and Howard D. Goforth, dated January 21, 2011 (incorporated by reference to Form 8-K/A filed with the Securities and Exchange Commission on January 27, 2011)
10.24		Investment Agreement, dated as of April 26, 2011, between BlueLinx and Cerberus ABP Investor LLC (incorporated by reference to Form 8-K, filed with the Securities and Exchange Commission on April 26, 2011)
14.1		BlueLinx Code of Ethical Conduct (incorporated by reference to Exhibit 14 to Annual Report on Form 10-K for the year ended January 1, 2005, filed with the Securities and Exchange Commission on March 22, 2005)
21.1		List of subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to Annual Report on Form 10-K for the year ended January 1, 2011, filed with the Securities and Exchange Commission on February 25, 2011)
23.1		Consent of Ernst & Young LLP*
23.2		Consent of Troutman Sanders LLP (included as part of Exhibit 5.1)*
24.1		Powers of Attorney (included on the signature page to this Registration Statement)*
99.1		Form of Instruction for Use of BlueLinx Subscription Rights Certificates*
99.2		Form of Letter to Stockholders Who Are Record Holders*

Exhibit
Number	Item

99.3	Form of Letter to Nominee Holders Whose Clients Are Beneficial Holders*
99.4	Form of Letter to Clients of Nominee Holders*
99.5	Form of Nominee Holder Certification*
99.6	Form of Beneficial Owner Election*

*	Filed herewith.

**	To be filed by subsequent amendment.

†	Portions of this document were omitted and filed separately with the SEC pursuant to a request for confidential treatment in accordance with Rule 24b-2 of the Exchange Act.

(A)	Previously filed as an exhibit to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-118750) filed with the Securities and Exchange Commission on December 10, 2004.

(B)	Previously filed as an exhibit to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-118750) filed with the Securities and Exchange Commission on November 26, 2004.

(C)	Previously filed as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-118750) filed with the Securities and Exchange Commission on October 1, 2004.

(D)	Previously filed as an exhibit to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-118750) filed with the Securities and Exchange Commission on October 8, 2004.